UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 10/A
Amendment # 4

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Embarr Downs, Inc.
(Exact Name of Registrant in its Charter)

Nevada	46-3403755
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

205 Ave. Del Mar #984
San Clemente, California 92674
(Address of Principal Executive Offices) (Zip Code)

(949) 461-1471
 (Registrant’s telephone number, including area code)

(949) 271-5730
 (Registrant’s Fax number, including area code)

Securities to be Registered Under Section 12(b) of the Act:
None

Securities to be Registered Under Section 12(g) of the Act:

Common Stock, Par Value $0.0001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer," "accelerated filer,” and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

Item 1.    Business

General Information

Our business address is 205 Ave Del Mar, #984, San Clemente, California 92674.   The Company’s thoroughbreds that are in training are located with our trainer currently at Hollywood Park in Los Angeles and our other thoroughbreds are located at a farm located in Southern California. Our telephone number is (949) 461-1471 and our Internet website address is www.embarrdowns.com. The information contained in, or that can be accessed through, our website is not part of this registration statement.

History

Embarr Downs, Inc. (“we”, “us”, “our”, the "Company" or the "Registrant") was originally incorporated in the State of Florida on June 27, 1997 under the name of July Project III Corp. and changed our name to Globalgroup Investment Holdings, Inc. on October 18, 2000 and subsequently changed our name to Embarr Downs, Inc. on August 20, 2013.  The Company was reincorporated in Nevada on March 12, 2012.  The Company is domiciled in the state of Nevada, and its corporate headquarters are located in the Los Angeles area of California. On August 20, 2013, the Company entered into an Agreement whereby the Company acquired 100% of Embarr Downs of California, Inc, incorporated in the State of California on February 23, 2013, and all operations of Embarr Downs, Inc, along with all the prior assets and liabilities were spun off through Sovereign Oil, Inc.; thereby, affecting a reverse merger with Embarr Downs of California being the surviving Company.  On August 20, 2013, the acquisition closed and under the terms of the Agreement Embarr Downs was the surviving entity. The Company selected August 31 as its fiscal year end.

This is the current corporate organization:

Embarr Downs, Inc.  trades on the OTC Market Pink Sheets under the symbol “EMBR”.

Business of Registrant

The Company's business is the buying, selling and racing of thoroughbreds that can race in the allowance and stakes levels of thoroughbred racing; however, the Company will initially begin in the claiming level of thoroughbred racing.   The Company intends to acquire 4-6 horses in its claiming division before acquiring horses for its allowance/stakes division.  These 4-6 horses will provide the Company with revenue and a foundation to build out a stakes level stable.  The Company’s main focus will be acquiring horses that will be capable of racing in stake races throughout the Country.

Allowance races are a race other than claiming for which the racing secretary drafts certain conditions (see below for more details).  Stake races are the top level races.  The purse money is significantly higher in allowance and stakes level races.  Claiming refers to the process by which a licensed person may purchase a horse entered in a race designated as a “claiming race” for a predetermined price. When a horse has been claimed, its new owner assumes title after the starting gate opens although the former owner is entitled to all purse money earned in that race.  Claiming races are lowest level in thoroughbred racing. Stakes and allowance races are races in which the horses are not for sale.

In August 2013, the Company obtained its license to own and race thoroughbreds in California.  On August 22, 2013, the Company acquired its initial thoroughbred (Rock Off) from its CEO Joseph Wade for $55,000.    Prior to August 2013, the company performed thoroughbred research.  These services included reviewing race data, breeding history, race replays and other pertinent data related to the acquisition of thoroughbreds by Companies that were affiliated with our CEO, Mr. Wade.  Since the Companies were affiliated to Mr. Wade, the Company did not record any revenue from providing these services.

The Company needs to raise a total of $100,000 to acquire an additional four (4) thoroughbreds ($50,000 of which is to be used for on-going expenses and working capital related to the acquisition of the thoroughbreds), which the Company may not be able to raise in order to acquire the thoroughbreds.  The Company expects to acquire a total of 12-15 thoroughbreds by December 2014.  This is dependent on the Company's ability to raise the capital it needs and the availability of thoroughbreds that the Company desires to acquire. Once the Company acquires the initial 12-15 thoroughbreds, the Company expects to expand its operations into breeding. The Company expects to begin its breeding program in January 2015. The Company expects that it will need to raise a minimum of an additional $2,000,000 to begin its breeding programs.  As of October 30, 2013, the Company has $1,001 in cash on hand.  Additionally, there is no guarantee that the Company will be able to acquire the additional thoroughbreds or to be able to commence its breeding program in 2015. Refer to Liquidity and Capital Resources below for more information on the Company's plans to raise capital.

Our principal executive offices are located at various race tracks where the Company’s thoroughbreds are racing.  The company’s mailing address is 205 Del Mar #984, San Clemente, California 92674, and our telephone number is (949) 461-1471.

The Company is a developmental stage company.  Additionally, the Company's management and its auditors have expressed substantial doubt about our ability to continue as a going concern. The Company needs to raise additional capital to continue operations and to implement its plan of operations.  The Company has not generated any revenue to date and has incurred net losses of ($20,223) since inception.  The Company’s current monthly cash burn rate is approximately $3,500 per month which includes training fees for its thoroughbreds and costs associated with being a reporting company. The Company has insufficient capital to continue operations for the next 12 months and its current cash position requires that the Company borrow money from our CEO to continue to pay our on-going monthly burn rate.   The Company requires up to $40,000 continuing its current operations for the next 12 months. The officer, director and principal shareholder has verbally agreed to provide additional capital, up to $40,000, to the Company to funds it current operations until the Company can raise additional capital; however, there is no guarantee that our officers and directors will provide the loan to the Company.

The company needs to raise capital in the amount of $1,600,000 to fully execute on its business plan on claiming at least 12-15 thoroughbreds over the next 18 months.  The Company initially needs to raise $200,000 to acquire its initial 4 thoroughbreds. This amount includes $100,000 to acquire the thoroughbreds, $60,000 related to the costs associated to the thoroughbred (i.e. training and vet) and $40,000 for the increase in administrative cost related to the thoroughbreds (i.e. increase of audit and legal costs). The Company needs the additional $1,400,000 to acquire a total of 8 thoroughbreds for its claiming division and 3-5 for its allowance/stakes division. This amount includes $950,000 to acquire the thoroughbreds, $370,000 related to the costs associated to the thoroughbred (i.e. training and vet) and $80,000 for the increase in administrative cost related to the thoroughbreds (i.e. increase of audit and legal costs).  Please refer to “Timing needs for Funding” below for additional information.  The Company has not secured the financing necessary to execute timetables and/or acquisitions stated above.   Furthermore, there is no guarantee that the Company will be able to raise the funds discussed in this paragraph. The Company is currently in discussions to raise the necessary capital and expects to file an S-1 with the SEC in December 2013 to raise the capital needed to implement its growth plan over the next 2-3 years. If the Company cannot raise the full amount of capital necessary then it will take longer than expected for the Company to implement its growth plan.

The business of training and racing thoroughbred racehorses is a high-risk venture and most racehorse ownership is not profitable.  Most owners of thoroughbreds typically do not operate to be profitable but are run as a hobby as such most stables are not profitable.  While implementing its business plan, the Company will face obstacles such as other stables that are willing to spend more to acquire a thoroughbred based on the chance to run in a stakes rather than based on the return expected on the thoroughbred.  As such, the Company has to be disciplined in what it perceives the value of a thoroughbred is based on the expected revenues from the thoroughbred.   Additionally beginning in February 2014, the Company has decided to distribute at least 20% of its net purse winnings that the Company’s thoroughbreds generate.  As a result, the Company will be restricted in its growth potential.  In order to grow, the Company will need to raise additional capital which may cause dilution among the Company’s shareholders.

Glossary

Throughout this Form 10, we use terms associated with the thoroughbred horseracing industry. The following glossary of terms is intended to assist prospective investors who may not be familiar with these terms.

Broodmare:	A filly or mare that has been bred and is used to produce foals.

Claiming:
The process by which a licensed person may purchase a horse entered in a race designated as a “claiming race” for a predetermined price. When a horse has been claimed, its new owner assumes title after the starting gate opens although the former owner is entitled to all purse money earned in that race.

Conformation:	The shape and correctness of the anatomy of a horse.

Dosage rating:
Refers to a mathematical figure used by breeders of Thoroughbred race horses, and sometimes by bettors handicapping horse races, to quantify a horse's ability, or inability, to negotiate the various distances at which horse races are run. It is calculated based on an analysis of the horse's pedigree.

Filly:	A female horse four years old or younger.

Foal:	A horse of either sex in its first year of life. The term “foal” can also denote the offspring of either a male or female parent.

Mare:	A female horse five years old or older

Maiden:	Refers to a race in which the runners have never won a race.

Purse winnings:	The monetary amount distributed after a race to the owners of the entrants who have finished in (typically) the top four or five positions.

Racing Secretary:
The racetrack official who drafts conditions of races and assigns weights for handicap horse races, which are races in which varying amounts of weight are added to the horse saddles in an attempt to even out the competition in case some horses are clearly more dominant than others.

Racing age horses:	Refers to horses that are Two-Years or older.

Runners:	The horses participating in a race.

The Jockey Club:
The Jockey Club is the breed registry for all thoroughbred horses in North America. It is responsible for maintaining The American Stud Book, which is a stud book that includes all thoroughbreds foaled in the United States, Canada and Puerto Rico as well as thoroughbreds imported into the United States, Canada and Puerto Rico from other nations that maintain similar thoroughbred registries.

Thoroughbred:
A horse whose parentage traces back to any of three “founding sires.” To be considered a thoroughbred for racing or breeding purposes, a thoroughbred must have satisfied the rules and requirements of The Jockey Club and be registered in “The American Stud Book” or in a foreign stud book recognized by The Jockey Club and the International Stud Book Committee.

Yearling:	A horse in its second calendar year of life, beginning Jan. 1 of the year following its birth.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;
•	the last day of the fiscal year following the fifth anniversary of the effective date of this registration statement;
•	the date on which we have, during the previous three-year period, issued more than $1 billion in non- convertible debt; and
•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act.

We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The Section 107 of the JOBS Act provides that we may elect to utilize the extended transition period for complying with new or revised accounting standards and such election is irrevocable if made. As such, we have made the election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please refer to a discussion on page 13 under “Risk Factors” of the effect on our financial statements of such election.

Form 10 Filing

This is an Exchange Act registration statement and not a registered offering of securities.

Item 1A.    Risk Factors

An investment in our Common Stock is highly speculative and involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below together with all of the other information included in this registration statement. The statements contained in or incorporated into this registration statement. that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the value of our Common Stock could decline, and an investor in our securities may lose all or part of their investment.

The Company's auditors have issued a going concern opinion that the Company's may not be able to continue without raising additional capital therefore needs to raise additional capital to continue its operations and to implement its growth plan.

Our auditors and management has concluded that there is substantial doubt about our ability to continue as a going concern.  The Company has extremely limited capitalization and is dependent on raising funds to grow and expand its businesses. The Company needs to raise additional capital to continue its operations and to implement its plan of operations. Additional equity financing is anticipated to take the form of one or more private placements to qualified investors under exemptions from the registration requirements of the 1933 Act or a subsequent public offering. Other than our verbal agreements with our Officer and Directors for a possible $40,000 in capital, there are no current agreements or understandings with regard to the form, time or amount of such financing and there is no assurance that any of this financing can be obtained or that the Company can continue as a going concern.  The Company has entered into a term sheet for a $200,000 line of credit from SC Capital which will allow the Company to begin acquiring thoroughbreds once the Company finalized the terms of the line of credit.  However, the Company will need an additional $1,600,000 to acquire additional thoroughbreds for its claiming division and allowance/stakes divisions.

Most racehorse ownership is not profitable will materially and adversely affect our business, financial condition and results of operations.

The business of training and racing thoroughbred racehorses is a high-risk venture and most racehorse ownership is not profitable. In particular, studies in the U.S. market have concluded that financial returns from owning racehorses are negative in the aggregate. These studies also suggest that investors pay, in effect, two premiums (which can be thought of as amounts in excess of the amount an investor would ordinarily be expected to pay on the basis of the discounted cash flow anticipated from another investment of similar risk) when investing in racehorses: a premium to enter the sport and, for higher priced horses, a premium related to the purchase of a potential champion. There is no assurance that any of our horses will generate positive returns or that we will not lose a portion or all of the capital we invest in them and that investors will not lose a portion or all of the capital they invest. Among other things, thoroughbreds are subject to injury and disease which can result in forced retirement from racing or, at the extreme, natural death or euthanasia of the animal. Even if a thoroughbred has an excellent bloodline, there is no assurance that the racing performance of the thoroughbred will conform to the bloodline. There can be no assurance that the value of our horses will not decrease in the future or that we will not incur losses on the racing careers or sale or other disposition of any or all of our horses. Any such circumstance will materially and adversely affect our business, financial condition and results of operations.

We do not anticipate having a predictable stream of revenue from operations, and the variability of our revenues may result in cash shortfalls, which would in turn have a material adverse effect on us.

We cannot predict with any certainty the future performance of any of our horses in any given race or the value that will be realized upon the sale of any of our horses. If we are unable to achieve a sufficient level of racing revenues during our operating period, or if our operating expenses are significantly higher than we expect, we may experience cash shortfalls. If we experience a cash shortfall, we may be forced to cease operations. We have no commitments for future debt or equity financing and we cannot be sure that any financing would be available in a timely manner, on terms acceptable to us, or at all. Any equity financing could dilute ownership of existing stockholders and any borrowed money could involve restrictions on future capital raising activities and other financial and operational matters, which could materially and adversely affect our business, financial condition and results of operations. If we were unable to obtain financing as needed, we could cease to be a going concern.

The popularity of horse racing has declined which may impact our ability to generate revenues and profits from our horses and the value of our horses may also decline, which could have a material and adverse effect on our business, financial condition and results of operations.

There has been a general decline in the number of people attending and wagering on live horse races at North American racetracks, including because of increased competition from other wagering and entertainment alternatives such as spectator sports and other gaming options, and the unwillingness of customers to travel a significant distance to racetracks. Competitive gaming activities include traditional and Native American casinos, video lottery terminals, state-sponsored lotteries and other forms of legalized and non-legalized gaming in the U.S. and other jurisdictions, and we expect the number of competitors to increase. Over the past twenty years, live attendance at horse racetracks in the U.S. and Canada has declined substantially. The total number of races declined from 81,279 in 1990 to 52,771 in 2010. Pari-mutuel wagering on thoroughbred horseracing has declined from a peak of $15.7 billion in 2003 to $11.9 billion in 2010. U.S. and Canadian purses, which represent the amount of available winnings in United States and Canadian thoroughbred horse races (including monies not won and returned to state breeder and other funds), declined by about 4.8% over the same period. The number of race days has also declined significantly. Since 1999, more than 25% of races, excluding major racing events such as the Kentucky Derby, the Belmont Stakes, the Preakness Stakes and the Breeder’s Cup and other racing events held on the same day, have been inadequately funded, meaning that the live handle contribution from all sources to the tracks and purse account was less than the purse paid out to horsemen.  Lower interest in horse racing and a continued decline in racetrack attendance could materially and adversely affect our business, financial condition and results of operations because the number and amount of purses may decline. If the opportunity to generate revenues and profits from thoroughbred ownership declines, the value of our horses may also decline, which could have a material and adverse effect on our business, financial condition and results of operations.

Our horses are subject to impairment testing and potential periodic impairment charges could materially and adversely affect the price of our Common Stock.

We intend to test our horse assets for impairment on a semi-annual basis and more frequently if there is objective evidence of impairment. The value of one or more our horses may become impaired for a variety of reasons, including death, injury or racing losses or lack of training progress. The events and conditions leading to the recording of an impairment charge could have a material and adverse effect on our business, financial condition and results of operations. The recognition of an impairment charge could materially and adversely affect the trading price of our common stock.

Racehorses are prone to injury which may materially and adversely affect our business, financial condition and results of operations.

Racehorses can be susceptible to leg or other injuries, which can adversely affect, shorten or end their ability to race or otherwise adversely affect them. No assurance can be given that our horses will not sustain any injury during stabling, training, racing or transport to and from various racetracks, irrespective of the level of precaution taken. Any injuries that our horses sustain could reduce the racing opportunities available for such horses, the value of such horses and the net proceeds received upon their sale or liquidation and may materially and adversely affect our business, financial condition and results of operations.

The Company currently owns one horse which materially and adversely affect our business, financial condition and results of operations.

The Company currently owns one horse and is dependent on raising capital to acquire additional horses.  If the Company cannot sufficient capital to acquire additional horses it will reduce the opportunity to generate racing revenues and may materially and adversely affect our business, financial condition and results of operations.

Bad weather may adversely affect our business, financial condition and results of operations.

Racetracks operate outdoors and weather conditions surrounding these events may materially and adversely affect our business, financial condition and results of operations, particularly because poor weather may injure a horse or cause us to remove a particular horse from a particular race. Due to weather conditions, racetracks may be required to move a race event to the next live racing day, move the race from a turf track to a dirt track (which could cause us to withdraw a horse from a race in which the type of surface selected no longer suited its running style) or cancel races altogether. These changes would increase our costs and could materially and adversely affect our business, financial condition and results of operations. Poor weather could affect successive events in future periods.

Racetrack attendance can be sensitive to reductions in consumers’ discretionary spending, which may result from economic conditions, unemployment levels and other changes we cannot accurately predict and for which we cannot implement mitigating business strategies.

Demand for particular entertainment and leisure activities can be sensitive to consumers’ disposable incomes, which may be materially and adversely affected by recent economic conditions and the persistence of elevated levels of unemployment. Horseracing and related activities may be similar to other leisure activities in that they represent discretionary expenditures likely to decline during economic downturns. In some cases, the perception of an impending economic downturn or the continuation of a recessionary climate can be enough to discourage consumers from spending on entertainment or leisure activities. Further declines in the residential real estate market, higher energy and transportation costs, changes in consumer confidence, increases in individual tax rates, and other factors that we cannot accurately predict may reduce disposable income of racetrack customers. This could result in fewer patrons visiting racetracks, gaming and wagering facilities and online wagering sites, and may impact these customers’ ability to wager with the same frequency and maintain their wagering level profiles. Reduced wagering levels and profitability at racetracks could cause certain racetracks to reduce purse sizes, cancel races or cease operations and therefore reduce the opportunity to generate revenues and profits from our horses and cause the value of our horses to decline. Accordingly, these factors could have a material and adverse impact on our business, financial condition and results of operations.

The Company has limited capitalization and lack of working capital and as a result is dependent on raising funds to grow and expand its business.

Our management has concluded that there is substantial doubt about our ability to continue as a going concern.  The Company has extremely limited capitalization and is dependent on raising funds to grow and expand its businesses. The Company will endeavor to finance its need for additional working capital through debt or equity financing. Additional debt financing would be sought only in the event that equity financing failed to provide the Company necessary working capital. Debt financing may require the Company to mortgage, pledge or hypothecate its assets, and would reduce cash flow otherwise available to pay operating expenses and acquire additional assets. Debt financing would likely take the form of short-term financing provided by officers and directors of the Company, to be repaid from future equity financing. Additional equity financing is anticipated to take the form of one or more private placements to qualified investors under exemptions from the registration requirements of the 1933 Act or a subsequent public offering. The Company's officer has verbally agreed to lend the Company up to $40,000 for its operating expenses, however, there is no guarantee that we will receive the funds from our officers and directors since there is no legal commitment or obligation.  There are no other current agreements or understandings with regard to the form, time or amount of any financing and there is no assurance that any financing can be obtained or that the Company can continue as a going concern. The Company expects it will need to raise the following amounts:  $600,000 to fully implement its claiming division; $1,000,000 to fully implement its allowance/claiming division; and $2,000,000 to fully implement its breeding division.

The Company has limited revenue and limited operating history which make it difficult to evaluate the Company which could restrict your ability to sell your shares.

The Company has only a limited operating history and limited revenues. Activities to date have been limited to researching thoroughbreds to claim, organizational efforts and obtaining initial financing. The Company must be considered in the developmental stage. Prospective investors should be aware of the difficulties encountered by such enterprises, as the Company faces all the risks inherent in any new business, including the absence of any prior operating history, need for working capital and intense competition. The likelihood of success of the Company must be considered in light of such problems, expenses and delays frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

The Company is dependent on key personnel and loss of the services of any of these individuals could adversely affect the conduct of the company's business.

Initially, success of the Company is entirely dependent upon the management efforts and expertise of Mr. Wade. A loss of the services of any of these individuals could adversely affect the conduct of the Company's business. In such event, the Company would be required to obtain other personnel to manage and operate the Company, and there can be no assurance that the Company would be able to employ a suitable replacement for either of such individuals, or that a replacement could be hired on terms which are favorable to the Company. The Company currently maintains no key man insurance on the lives of any of its officers or directors. The Company currently has not entered into any employment agreements with our officers or key personal.  The Company expects to enter into employment agreements in April 2014.

The Company's dividend policy may restrict growth and lead to dilution.

The Company has not paid dividends on its Common Stock in the past.  The Company intends to begin to pay dividends.  Beginning in February 2014, the Company has decided to distribute at least 20% of its net purse winnings that the Company’s thoroughbreds generate.  As a result, the Company will be restricted in its growth potential.  In order to grow, the Company will need to raise additional capital which may cause dilution among the Company’s shareholders.  However, our ability to pay dividends is subject to limitations imposed by Nevada law. Pursuant to Nevada Revised Statute 78.288, dividends may be paid to the extent that a corporation’s assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

We cannot guarantee that an active trading market will develop for our Common Stock which may restrict your ability to sell your shares.

There can be no assurance that a regular trading market for our Common Stock will ever develop or that, if developed, it will be sustained. Therefore, purchasers of our Common Stock should have a long-term investment intent and should recognize that it may be difficult to sell the shares, notwithstanding the fact that they are not restricted securities. We cannot predict the extent to which a trading market will develop or how liquid a market might become.

Our shares will be subject to the “penny stock” rules which might  subject you to restrictions on marketability and you may not be able to sell your shares.

Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker- dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's securities are subject to the penny stock rules, therefore investors may find it more difficult to sell their securities.

The management and current shareholders of the Company own 62% of the issued and outstanding Common Stock and have 89% of the total voting power thereby acting together they have the ability to choose management or impact operations.

Management and current shareholders own 62% of the outstanding Class Common Stock and have voting power of 89% of our issued and outstanding Common Stock. Consequently, management and current shareholders have the ability to influence control of our operations and, acting together, will have the ability to influence or control substantially all matters submitted to stockholders for approval, including:

Election of the Board of Directors;

·	Removal of directors; and

·	Amendment to the our certificate of incorporation or bylaws;

These stockholders will thus have substantial influence over our management and affairs and other stockholders possess no practical ability to remove management or effect the operations of our business. Accordingly, this concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.  Our actual results may differ materially from those contemplated in our forward looking statements which may negatively impact our company.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this registration statement, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this registration statement. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

We may need additional financing which we may not be able to obtain on acceptable terms.  If we are unable to raise additional capital, as needed, the future growth of our business and operations would be severely limited.

A limiting factor on our growth, and is our limited capitalization which could impact our ability execute on our divisions business plans. If we raise additional capital through the issuance of debt, this will result in increased interest expense.  If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and our shareholders may experience significant dilution.  In addition, new securities may contain rights, preferences or privileges that are senior to those of our Common Stock.  If additional funds are raised by the issuance of debt or other equity instruments, we may become subject to certain operational limitations (for example, negative operating covenants).  There can be no assurance that acceptable financing necessary to further implement our plan of operation can be obtained on suitable terms, if at all.  Our ability to develop our business, fund expansion, develop or enhance products or respond to competitive pressures, could suffer if we are unable to raise the additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

Future sales by our stockholders may adversely affect our stock price and our ability to raise funds.

Any future sales of this stock may adversely affect the market price of the Common Stock. Sales of our Common Stock in the public market could lower our market price for our Common Stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that management deems acceptable or at all.

We may, in the future, issue additional common stock, which would reduce then-existing investors’ percentage of ownership and may dilute our share value.

Our certificate of incorporation authorizes the issuance of up to 500,000,000 shares of common stock. Accordingly, the board of directors will be empowered, without further stockholder approval, to issue additional shares of capital stock up to the authorized amount, which would dilute the current and future shareholders.

The market price of our Common Stock may fluctuate significantly which could cause a decline in value of your shares.

The market price of our Common Stock may fluctuate significantly in response to factors, some of which are beyond our control.  The market price of our common stock could be subject to significant fluctuations and the market price could be subject to any of the following factors:

• our failure to achieve and maintain profitability;
• changes in earnings estimates and recommendations by financial analysts;

• actual or anticipated variations in our quarterly and annual results of operations;
• changes in market valuations of similar companies;

• announcements by us or our competitors of significant contracts, new services, acquisitions, commercial relationships, joint ventures or capital commitments;
• loss of significant clients or customers;

• loss of significant strategic relationships; and
• general market, political and economic conditions.

Recently, the stock market in general has experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of shares of our Common Stock, which could cause a decline in the value of our shares.

Our by-laws provide for indemnification of our officers and directors at our expense and limit their liability which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors.

Our bylaws require that we indemnify and hold harmless our officers and directors, to the fullest extent permitted by law, from certain claims, liabilities and expenses under certain circumstances and subject to certain limitations and the provisions of Nevada law.  Under Nevada law (Section 78.7502 of the Nevada Revised Statutes, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

We will need additional capital of approximately $1,600,000, which we may be unable to obtain; should we fail to obtain sufficient financing, our potential revenues will be negatively impacted.

The Company needs an aggregate of $1,600,000 to fully implement its business plan and cover on-going expenses.   The Company needs to raise at least $1,650,000 within the next 12 months to fully cover its on-going expenses and to acquire a stable of 15-18 thoroughbreds within the Company's desired timeframe.  The Company has entered into a term sheet for a $200,000 line of credit from SC Capital which will allow the Company to begin acquiring thoroughbreds once the Company finalized the terms of the line of credit.  However, the Company will need an additional $1,600,000 to acquire additional thoroughbreds for its claiming division and allowance/stakes divisions.

The Company expects the on-going cost of being a public company to be approximately between $30,000 and $40,000 for 2013 which includes approximately $24,000 in accounting fees and $6,000 in legal fees associated with being a public company.   We may have insufficient revenues to cover our operating costs or be able to obtain financing in the amounts needed or on terms acceptable to us, if at all, which will negatively affect our ability to complete development of our business, establish a marketing platform and revenue generating operations. Additionally, we will have legal and accounting costs associated with being a Securities and Exchange reporting company should one the 61 day after the filing of this Form 10. You should consider the risks that we will be unable to obtain adequate capital financing, which will delay our operations, lead to accumulated losses, and negatively affect our ability to complete development of our services and to generate revenues.

The Company will incur additional costs associated with being a public company which may result in our shareholders losing their entire investment.

The additional costs you will incur as a public company fees associated to filing the 10-Q, 10-K, 8-K and other documents required to be filed with the SEC.  The company expects these annual costs to be approximately $24,000 for the year.   There is a risk that our shareholders will lose their entire investment if we are unable to raise the additional financing or generate sufficient income to pay these additional costs.

The Company’s sole officer and director can determine his salary without approval from shareholders which may result in our shareholders losing their entire investment.

Since our sole officer and director may determine his salary without approval from shareholders there is a risk that there will insufficient funds available from the net income.  There is a risk that our shareholders will lose their entire investment if we are unable to raise the additional financing or generate sufficient income to pay any salary to our officer.

There can be no assurances that the value of the thoroughbreds which are acquired by the Company, will not decrease in the future which may have an adverse impact on our Company’s activities and financial position.

The business of training and racing thoroughbreds is a high-risk venture. There is no assurance that any thoroughbred acquired by the Company will possess qualities of a championship character. While a thoroughbred may have an excellent bloodline, there is no assurance that the racing performance of the thoroughbred will conform to the bloodline. Moreover, thoroughbreds are subject to injury and disease which can result in forced retirement from racing, or at the extreme, natural death or euthanasia of the animal. There can be no assurances that the value of the thoroughbreds which may be acquired and owned by the Company, will not decrease in the future or that the Company will not subsequently incur losses on the racing careers or sale or other disposition of any or all of the thoroughbreds which the Company may acquire.

The valuation of thoroughbreds is a highly speculative matter.  If the valuation of the Company's thoroughbreds decrease the Company will still be responsible for the expenses of maintaining, training and racing the thoroughbreds even at lesser quality races which could negatively impact the revenues from the thoroughbreds.

The valuation of thoroughbreds is a highly speculative matter and prices have fluctuated widely in recent years. The success of the Company is dependent upon the present and future values of thoroughbreds generally, and of the Company's thoroughbreds in particular, as well as the racing success of the Company's thoroughbreds. Although the future value of thoroughbreds generally cannot be predicted, it will be affected by the state of the economy, the amount of money available for investment purposes, and the continued interest of investors and enthusiasts in the thoroughbred industry. The expense of maintaining, boarding, training and racing thoroughbreds can be expected to increase during the term of the Company, regardless of what happens to the future market price of thoroughbreds or the performance of the Company thoroughbreds.

If the Company thoroughbreds are unsuccessful in racing or injured, their value will be adversely affected.  Which may have a negative impact of the Company's valuation and its revenue.

Thoroughbred racing is extremely speculative and expensive. In the event that the Company thoroughbreds were to be transported to various tracks and training centers throughout the United States, and thus exposed too many other horses in training, the risk of injury or death increases significantly. The Company's thoroughbreds must earn enough through racing to cover expenses of boarding and training. If the Company Thoroughbreds are unsuccessful in racing, their value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered. The size of the purses depends in general on the extent of public interest in thoroughbred racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase. Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that the Company Thoroughbreds will be of such quality that they may compete in any races which offer purses of a size sufficient to cover the Company's expenses.

Thoroughbred racing could be subjected to restrictive regulation or banned entirely which could adversely affect the conduct of the company's business.

The racing future of and/or market for the Company's thoroughbreds depends upon continuing governmental acceptance of thoroughbred racing as a form of legalized gambling. However, at any time, thoroughbred racing could be subjected to restrictive regulation or banned entirely. The value of the Company's thoroughbreds would be substantially diminished by any such regulation or ban. Thoroughbred racing is regulated in various states and foreign countries by racing regulatory bodies with which the owners of thoroughbred racehorses must be licensed.

State racing laws and regulations may limit our ability to race our horses in certain states.

We are subject to considerable federal, state and local government regulation relating to the ownership of racehorses and other related matters. Many of these regulations are subject to differing interpretations that may, in certain cases; result in unintended consequences that could materially and adversely impact the effective operation of our business. We will be required to obtain licenses in certain states in order to race our horses in such states. We may not be able to obtain necessary licenses or other approvals on a cost effective and timely basis in order to operate our business. Furthermore, we will depend on continued state approval of legalized thoroughbred horseracing in states where we race our horses. The failure to attain, loss of or material change in our licenses, registrations, permits or approvals may materially limit the number of races we enter, and could have a material and adverse impact on our business, financial condition and results of operations.

Racing laws and regulations in some of the states in which we intend to race our horses limit your ability to acquire and retain our common stock without being licensed as a thoroughbred owner and a violation of those laws and regulations could prevent our horses from racing in those states.

Existing regulations governing thoroughbred racing in various states may limit the ability of individuals and entities to acquire and retain our common stock. Such provisions are designed to regulate ownership and control of corporations engaged in thoroughbred racing. Such statutes provide that ownership of a substantial portion of common stock, generally greater than 3%, 5% or 10% of the outstanding equity in a corporation, must be approved by the racing commission in those jurisdictions.

In California, the owner of record for the Company’s horses will be a wholly owned-subsidiary.   This subsidiary will own and manage all the company’s horses to be raced in California.  As such, the only equity shareholder will be the registrant.  Thereby, the company will not need to disclose to the name of each individual shareholder.  However, if these rules shall change then the Company may need to disclose the individual shareholders names or be required to cease operations in California.  The Company is looking at the ownership rules in other states to determine which states the company would seek to expand.

These regulations may impact our ability to expand and/or race horses in these states which may have a material adverse effect on our financial position.

The Company currently does not and does not intend to purchase insurance on its thoroughbred which could require Company resources to be spent to cover any loses from the death or injury of a thoroughbred.

Mortality insurance insures against the death of a horse during the Company's ownership. Surgical insurance covers possible risks of injury during racing or training. Without insurance the Company is responsible for the cost of injury or in the event of death will lose its investment in the thoroughbred.  The payment of such liabilities may have a material adverse effect on our financial position.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the Company's operations.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could impact the availability of race tracks available for the Company to race at and then negativity impact its operations.

The Company may not be able to accurately access the value of thoroughbreds it wants to acquire which may result in the Company overpaying for the thoroughbred or prevent the Company from acquiring a thoroughbred which may negatively result our operations.

Prior to the company putting a claim in for a particular horse, the Company is unable to perform any veterinary tests and therefore must solely rely on the thoroughbred’s past performances, workouts and a visual inspection while the thoroughbred walks from the barn to the track prior to the race.  As such  we may not be able to accurately access with any certainty the value of or the future performance of any horse that we are interested in claiming.  As a result, the Company may overpay for a thoroughbred it purchases or not obtain the value of the thoroughbred that the company expected when acquiring the thoroughbred.  These may negativity impact the company’s operations.

If the Company acquires a thoroughbred for its allowance/stakes division through an auction, then the Company is able to have a vet check the thoroughbred and perform significant visual inspections of the thoroughbred as well.  However, the thoroughbred would have not competed in a race and as such the Company could not rely on the thoroughbred’s past performance but rely solely on the confirmation (how the thoroughbred looks), the results of the vet tests and the sire and dam of the thoroughbred.  As such  we may not be able to accurately access with any certainty the value of or the future performance of any horse that we are interested in acquiring.  As a result, the Company may overpay for a thoroughbred it purchases or not obtain the value of the thoroughbred that the company expected when acquiring the thoroughbred.  These may negativity impact the company’s operations.

The procedure for a claiming race is as follows:  the trainer puts a claim in for the horse prior to the race.  Immediately upon the start of the race the horse is considered sold to the new owner, however, the previous owner maintains any purse winnings from that race.   Whereas at an auction, the Company will bid to acquire a thoroughbred and the person who has the highest bid wins the thoroughbred. Claiming races are the lowest level of races and as a result offer the lowest average purse sizes.

There are potential conflicts of interests between the company and its officer and which may have a material and adverse impact on our business, financial condition and results of operations.

Our sole officer and director, is also the controlling shareholder and works approximately 30 hours per week for the Company, is engaged in the business of owning, racing, and investing in thoroughbred ventures which may give rise to conflicts of interest.  Mr. Wade may enjoy an informational advantage over the Company and his fiduciary duties to the company could potentially conflict with his desire to purchase thoroughbreds for his personal use.  The company has not yet adopted written procedures for resolving potential conflicts and once the company does these procedures once adopted may not be effective because we only have one director and officer. These conflicts of interest may have a material and adverse impact on our business, financial condition and results of operations.

Industry practices and structures have developed which may have not been attributable solely to profit-maximizing economic decision-making which may have an adverse impact on our Company’s activities business.

Because thoroughbred racing is a sport as well as a business, industry practices and structures have developed which may have not been attributable solely to profit-maximizing economic decision-making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

The Company lacks sufficient internal controls and implementing acceptable internal controls will be difficult with only 1 officer and director thereby it will be difficult to ensure that information required to be disclosed in our reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

The Company lacks internal controls over its financials and it may be difficult to implement such controls with only 1 officer and director.  The lack of these internal controls make it difficult to ensure that information required to be disclosed in our reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

The reason we believe our disclosure controls and procedures are not effective is because:

•	There is a lack of segregation of duties necessary for a good system of internal control due to insufficient accounting staff due to the size of the company.
•	The staffing of accounting department is weak due to the lack of qualifications and training, and the lack of formal review process.
•
The control environment of the Company is weak due to the lack of an effective risk assessment process, the lack of internal audit function and insufficient documentation and communication of the accounting policies.

•	Failure in the operating effectiveness over controls related to recording revenue.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to “emerging growth companies” could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to opt in to the extended transition period for complying with the revised accounting standards.

Because we have elected to defer compliance with new or revised accounting standards, our financial statement disclosure may not be comparable to similar companies.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of our election, our financial statements may not be comparable to companies that comply with public company effective dates. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies for further discussion of this exemption.

Our status as an “emerging growth company” under the JOBS Act of 2012 may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it.  Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry.  If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Summary

We believe it is important to communicate our expectations to investors.  There may be events in the future, however, that we are unable to predict accurately or over which we have no control.  The risk factors listed on the previous pages as well as any cautionary language in this registration statement, provides all known material risks, uncertainties and events that may cause our actual  results to differ materially from the expectations we describe in our forward looking statements.  The occurrence of the events our business described in the previous risk factors and elsewhere in this registration statement could negatively impact our business, cash flows, results of operation, prospects, financial condition and stock price.

Dividend Policy

The Company has not paid dividends on its Common Stock in the past.   Beginning in February 2014, the Company has decided to distribute at least 20% of its net purse winnings that the Company’s thoroughbreds generate.  However, our ability to pay dividends is subject to limitations imposed by Nevada law. Pursuant to Nevada Revised Statute 78.288, dividends may be paid to the extent that a corporation’s assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 2.    Financial Information

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements, the notes to those consolidated financial statements, and the other financial information appearing elsewhere in this registration statement. The following discussion, analysis and other parts of this registration statement, in addition to historical information, contain forward-looking statements that reflect our plans, estimates, intentions, expectations, and beliefs. Such statements are only predictions, and our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. The historical results set forth in this discussion and analysis are not necessarily indicative of trends with respect to any actual or projected future financial performance.  See “Special note regarding forward looking statements.” Factors that could cause or contribute to such differences include those set forth in “Item 1A - Risk factors” contained elsewhere in this registration statement.

Management’s Discussion and Analysis and Results of Operations

This following information specifies certain forward-looking statements of management of the Company. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as  may, shall, could, expect, estimate, anticipate, predict, probable, possible, should, continue, or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. We cannot guaranty that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements.

Critical Accounting Policies and Estimates.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources.

Business Of The Registrant

Embarr Downs, Inc. is a holding company whereby its wholly-owned subsidiary Embarr Downs of California operates as a thoroughbred racing stable.

In August 2013, the Company obtained its license to own and race thoroughbreds.  On August 22, 2013, the Company acquired its initial thoroughbred from its CEO Joseph Wade for $55,000.  Prior to August 2013, the Company was engaged in the business of thoroughbred research.

The Company needs to raise an additional $1,600,000 to acquire a total of 12-15 thoroughbreds.  The Company’s goal to acquire the 12-15 thoroughbreds by December 2014; however, there is no guarantee that the Company will be able to acquire 12-15 thoroughbreds within this timeframe.  This is dependent on the Company's ability to raise the capital it needs and the availability of thoroughbreds that the Company desires to acquire. Once the Company acquires the initial stable of 12-15 thoroughbreds, the Company will expect to expand its operations into breeding.  The Company has entered into a term sheet for a $200,000 line of credit from SC Capital which will allow the Company to begin acquiring thoroughbreds once the Company finalized the terms of the line of credit.  However, the Company will need an additional $1,600,000 to acquire additional thoroughbreds for its claiming division and allowance/stakes divisions.

The business of training and racing thoroughbred racehorses is a high-risk venture and most racehorse ownership is not profitable.  Most owners of thoroughbreds typically do not operate to be profitable but are run as a hobby as such most stables are not profitable.  While implementing its business plan, the Company will face obstacles such as other stables that are willing to spend more to acquire a thoroughbred based on the chance to run in a stakes rather than based on the return expected on the thoroughbred.  As such, the Company has to be disciplined in what it perceives the value of a thoroughbred is based on the expected revenues from the thoroughbred.   Additionally beginning in February 2014, the Company has decided to distribute at least 20% of its net purse winnings that the Company’s thoroughbreds generate.  As a result, the Company will be restricted in its growth potential.  In order to grow, the Company will need to raise additional capital which may cause dilution among the Company’s shareholders.

Business of Company

The Company's business is the buying, selling and racing of thoroughbreds that can race in the allowance and stakes levels of thoroughbred racing; however, the Company will initially begin in the claiming level of thoroughbred racing.   The Company intends to acquire 4-6 horses in its claiming division before acquiring horses for its allowance/stakes division.  These 4-6 horses will provide the Company with revenue and a foundation to build out a stakes level stable.  The Company’s main focus will be acquiring horses that will be capable of racing in stake race throughout the Country.

Stakes and allowance races are races in which the horses are not for sale.  Allowance races are a race other than claiming for which the racing secretary drafts certain conditions (see below for more details).  Stakes races are the top level races.  The purse money is significantly higher in allowance and stakes level races.  Claiming refers to the process by which a licensed person may purchase a horse entered in a race designated as a “claiming race” for a predetermined price. When a horse has been claimed, its new owner assumes title after the starting gate opens although the former owner is entitled to all purse money earned in that race.  Claiming races are lowest level in thoroughbred racing.

The Company's needs to raise a total of $100,000 to acquire an additional four (4) thoroughbreds ($50,000 of which is to be used for on-going expenses and working capital related to the acquisition of the thoroughbreds), which the Company may not be able to raise in order to acquire the thoroughbreds.  The Company expects to acquire the 12-15 thoroughbreds by December 2014.  This is dependent on the Company's ability to raise the capital it needs and the availability of thoroughbreds that the Company desires to acquire. Once the Company acquires the initial 12-15 thoroughbreds, the Company expects to expand its operations into other states.   Refer to Liquidity and Capital Resources below for more information on the Company's plans to raise capital.

Our principal executive offices are located at various race tracks where the Company’s thoroughbreds are racing.  The company’s mailing address is 205 Del Mar #984, San Clemente, California 92674, and our telephone number is (949) 461-1471.

The Company is a developmental stage company.  Additionally, the Company's management has expressed substantial doubt about our ability to continue as a going concern. The Company needs to raise additional capital to continue operations and to implement its plan of operations.  The Company has insufficient capital to continue operations for the next 12 months.  The Company requires up to $40,000 to continue its current operations for the next 12 months. The officer, director and principal shareholder has verbally agreed to provide additional capital, up to $40,000, to the Company to funds it current operations until the Company can raise additional capital; however, there is no guarantee that our officers and directors will provide the loan to the Company. The company needs to raise capital in the amount of $1,600,000 to fully execute on its business plan on claiming at least 12-15 thoroughbreds over the next 18 months.  The Company initially needs to raise $200,000 to begin implementing its business plan and acquiring the additional 4 thoroughbreds to race in claiming races.  The Company needs the additional $1,400,000 to acquire a total of 8 thoroughbreds for its claiming division and 3-5 for its allowance/stakes division.   The Company has not secured the financing necessary to execute timetables and/or acquisitions stated above.   Furthermore, there is no guarantee that the Company will be able to raise the funds discussed in this paragraph.

Company’s Thoroughbreds

Name	DOB/Sex	Sire	Price
Rock Off(1)	2008/Gelding	Rock Hard Ten	$55,000

(1)	Rock Off was acquired by Joseph Wade, our CEO, on behalf of the Company. All rights to Rock Off have been transferred to our subsidiary, Embarr Downs of California.

Photos of the Thoroughbreds

Recent Workouts

Name	Date	Distance	Time
Rock Off	October 27, 2013	3 Furlongs	38 Seconds
Rock Off	November 3, 2013	3 Furlongs	38 Seconds(1)
Rock Off	November 9, 2013	4 Furlongs	49 3/5 Seconds
Rock Off	November 15, 2013	4 Furlongs	48 Seconds

(1)	Rock Off was also timed at 50 seconds for 4 furlongs as part of the same 3 furlong workout

Allowance/Stakes Level Racing

Stakes and allowance races are races in which the horses are not for sale.  Allowance races are a race other than claiming for which the racing secretary drafts certain conditions.  The racing secretary for each track drafts certain conditions that a horse must satisfy to be entered into allowance races at the track. These conditions are set forth in a “condition book” that is generally prepared every two weeks.  Stakes races are the top level races.  Stakes races are the top level races and normally have a nomination and entry fee to be entered into the race.  Additionally, there may be a starting fee.  A starting fee is the final fee to be paid when the horse is declared a starter after the starting gate opens. The purse money is significantly higher in allowance and stakes level races.  Allowance and stakes races may only account for 1-3  races per day at a track instead of the 5-9 claiming races a day at a track.  The higher the level in racing the fewer the number of races there are on an average day.

Claiming

A claiming race is one in which all horses entered are eligible to be purchased by a licensed owner or indirectly through a trainer for the specified claiming price (see below for levels of claiming races).  For example, in a $32,000 Claiming race all the horses are for sale for the purchase price of $32,000 plus applicable taxes.  The procedure for a claiming race is as follows:  the trainer puts a claim in for the horse prior to the race.  Immediately upon the start of the race the horse is considered sold to the new owner, however, the previous owner maintains any purse winnings from that race. If two or more owners/trainers put a claim in on a horse than a "shake" occurs to determine who has purchased the horse.  A shake is when each claiming owner is assigned a number.  Then a racing official draws a number at random and the owner with corresponding number has purchased the horse.  Claiming races account for up to 80% of all thoroughbred races on a given day.  Allowance and stakes thoroughbred typically only race every 30 days and may  race as often as every two weeks.

Timing Between Races

Allowance and stakes thoroughbred typically only race every 45-60 days and may travel outside California to race.  Claiming thoroughbreds typically only race every 30 days and may race as often as every two weeks.  Claimers race more often than allowance/stakes thoroughbreds due mainly to the smaller purses in claiming races.  The expenses related to training a claiming thoroughbred versus an allowance or stakes thoroughbred are approximately the same amount.  However, allowance/stakes thoroughbred’s purse typically will range from $50,000 to $5,000,000 while claiming purses typically range from $10,000 to $32,000.  The higher the average purse money in races that a thoroughbred runs in will allow the Company to provide more time for that thoroughbred to rest in between races since the revenue generated is higher from that thoroughbred.
Eligibility to Enter Races

Eligibility to enter a horse into a particular race is determined by the conditions applicable to the race as set forth on the racing card established by the racing secretary. Conditions take into account such factors as age, sex, winnings (including the number of races won, if any, the most recent win(s) and dollar amount of winnings) and state of birth. For claiming races, the claiming price represents, effectively, an additional racing condition because only horses with values consistent with the claiming price will be entered by their owners. We believe that there will be ample opportunities for our horses to race and we do not believe an absence of racing opportunities will limit our revenues.

Purse Money Distribution

In both allowance/stakes level races and claiming races, purse earnings received by the owner are typically net of commissions. Commissions are customarily 10% of purse earnings for the jockey, if the horse places in first, second or third, and 10% of purse earnings for the trainer and barn staff, if the horse places in first, second, third, fourth or fifth. Otherwise, commissions for the jockey, trainer and barn staff are a flat fee of typically $250.  The purse winnings are typically distributed as follows: 1st: 60%; 2nd: 20%; 3rd: 12%; 4th: 6%; 5th: 2%.  The rest of the field receives $250 per start.

Training and Development of Horses
The Company’s training program will not differ significantly between the claiming division and allowance/stakes division.  Each thoroughbred will follow essentially the same training program with the difference being in what distances the horses is expected to race.  The main difference between a claiming thoroughbred and an allowance/stakes is essentially the speed and talent of the thoroughbred. As any athlete, some thoroughbreds are blessed with more natural talent than others.

The trainer is the most significant person on the racing team with respect to the development of a thoroughbred. The primary responsibilities of a trainer are the development of the racing abilities of a thoroughbred and the execution of a racing strategy for generating racing revenues. In some cases, the strategy for a horse considered to have early racing potential may be to have it entered into races quickly to take advantage of its early maturation.  In other cases, horses may be entered into races more selectively in order to develop them at a more conservative pace. The trainer and our chief executive officer will select the races into which each horse is to be entered at the racetrack.

Once a thoroughbred has been entered in a race, a period of a few weeks to two months may elapse before the thoroughbred has recovered and is ready to race again. The factors relating to the length between races include the endurance, shape and health of the thoroughbred, the skill level and competition experience of the other thoroughbreds in the race and purse money typically ran by the thoroughbred. Trainers typically use these factors to determine where and when to race the thoroughbreds they are training in an effort to create attractive opportunities for the thoroughbred to win and generate revenues. Between races, thoroughbreds are generally ridden or walked every day. Training typically includes jogging, cantering or galloping most days and running (which is referred to as a workout or “fast work”) every seven days that it does not race. A workout consists of a timed run from three to five furlongs (one furlong equals 1/8 of a mile) and simulates a race for the thoroughbred.

Another key consideration in racing development is the selection of a jockey. Generally speaking, the trainer is responsible for jockey selection and the stature of the trainer is therefore important from the perspective of jockey selection as well. However, if our horses become eligible for and are entered into a Grade I stakes race, the jockey will be selected or approved by our chief executive officer. In each race, a jockey weight is assigned to each horse and that horse’s jockey must weigh in at the required weight in order for the horse to start (or within a number of pounds over the specified weight if a range is permitted by the racing secretary). Jockey weights are assigned based on a variety of factors that may include the horse’s age and prior win level. The jockey is generally entitled to a commission equal to 10% of the purse earning of a horse ridden by the jockey, if the horse places in first, second or third. The jockey is also entitled to a modest (for example, $100) flat fee that must be paid from the horseman’s account with the racing track.

Overview of the Horse Racing Industry in the U.S. and Canada

During 2010, there were 52,771 active thoroughbred racehorses in the U.S. and Canada. Those horses raced in a total of 5,918 thoroughbred races and earned approximately $1.1 billion in purse winnings. Thoroughbred horse races in 2010 attracting millions of spectators and aggregate handle of more than $11.9 billion at tracks and at off-site locations. The US Gross Domestic Product for thoroughbred racing, breeding, and related activities alone is over $39 billion, with the total horse industry contributing over $101 billion.

Pari-mutuel wagering is the prevalent form of wagering on horse racing events. Pari-mutuel wagering is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers, called a mutuel pool, and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gaming, the customers bet against each other, and not against the operator, and therefore the operator bears no risk of loss with respect to wagering conducted except in the case of minimum payout bets. The pari-mutuel operator retains a pre-determined percentage of the total amount wagered, called the takeout, on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage retained by the pari-mutuel operator, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in a track’s races. Pari-mutuel wagering on horse racing is the largest form of pari-mutuel wagering, and it is currently authorized in over 40 states of the United States and all provinces of Canada.

Over the past twenty years, live attendance at horse racetracks in the U.S. and Canada has declined substantially. The total number of races declined from 81,279 in 1990 to 52,771 in 2010. Pari-mutuel wagering on thoroughbred horseracing has declined by approximately 24% from a peak of $15.7 billion in 2003 to $11.9 billion in 2010. U.S. and Canadian purses, which represent the amount of available winnings in United States and Canadian thoroughbred horse races (including monies not won and returned to state breeder and other funds), have shown a more modest decrease, declining by about 4.8% over the same period, as illustrated in the table below:

The number of race days has also declined significantly. Since 1999, more than 25% of races, excluding major racing events such as the Kentucky Derby, the Belmont Stakes, the Preakness Stakes and the Breeder’s Cup and other racing events held on the same day, have been inadequately funded, meaning that the live handle contribution from all sources to the tracks and purse account was less than the purse paid out to horsemen, and approximately 49% of race days have not generated sufficient revenue to cover purses and the cost of running the day. Major racing events, however, continue to draw large crowds, earn high television ratings and attract substantial total handle.

Size of Thoroughbred Business

The US Gross Domestic Product for thoroughbred racing, breeding, and related activities alone is over $39 billion, with the total horse industry contributing over $101 billion.  There are an estimated 50,000 thoroughbred races each year attracting 60 million spectators and bets of more than $13 billion at the tracks and at off-site locations.

Deciding on Horse

When deciding on acquiring the horse the main pieces of information the Company relies on are breeding, past performance charts and race replays.

When deciding to claim a horse, the Company relies mostly on the thoroughbred's past performance.  This is because unlike a private sell or an auction, the Company cannot have a veterinarian check the horse prior to acquiring the thoroughbred.  The past performance will provide evidence to the soundness of the thoroughbred, the thoroughbred's willingness and ability to win and the length of race and turf types that the thoroughbred prefers.  The Company’s officers believe that the past performance indicates the level of competition the thoroughbred can win at and therefore its indicate its value. However, the past performance may not accurately predict the future performance of the thoroughbred. In addition, to the thoroughbred's past performance the Company reviews the thoroughbred's pedigree, conformation, and dosage rating of the thoroughbred.  Once the Company has made initial decisions to acquire a thoroughbred, we review race replays and/or watch the thoroughbred gallop in morning workouts. During this phase we review athleticism to assist in determining whether to claim a particular horse. The qualities that make up the athleticism of a horse include its physical proportionality, its temperament and its balance. Unlike a private transaction or auction the Company cannot have a vet check out for the thoroughbred for soundness issues prior to the company acquiring the thoroughbred.  The Company relies on the past performance, race replays and watching morning workouts and/or gallops to determine the soundness of a particular thoroughbred it intends to acquire.  The Company also will have a veterinarian check the thoroughbred prior to acquiring the thoroughbred thereby provide the Company with a comprehensive report on the health and condition of the thoroughbred.  At an auction, the thoroughbred typically has not raced before and therefore does not have any past performances to rely on.  Therefore, the Company relies on ancestry, or bloodline, and the confirmation of the thoroughbred.

Allowance/Stakes Level Racing

Stakes and allowance races are races in which the horses are not for sale.  Allowance races are a race other than claiming for which the racing secretary drafts certain conditions (see below for more details).  Stakes races are the top level races.  The purse money is significantly higher in allowance and stakes level races.  Allowance and stakes races may only account for 1-3  races per day at a track instead of the 5-9 claiming races a day at a track.  The higher the level in racing the fewer the number of races there are on an average day.

The Company intends to acquire horses that it believes could compete at these levels.  The Company intends to acquire horses not only in the United States but other countries as well.  Few claimers ever will be able to consistently compete at the allowance or stakes level.  Therefore, the Company acquires horses through private purchases in an attempt to acquire horses that can race in these levels.   Typically, once a horse is acquired in a private sale it will be run in an allowance race to help gauge the talent level of the horse and then depending on the results the Company will move the horse or down in class as needed.

The Company does not expect to begin acquiring thoroughbreds capable of running in allowance or stakes races until it has obtained at least 10 thoroughbreds in its claiming division.  Thereby, the Company will have sufficient operations to maintain a stable cable of competing in the allowance/stakes level of racing.  The Company expects to begin acquiring thoroughbreds for its allowance/stakes division in March 2014 and will be required to raise additional capital of $1,000,000 to fully build out an allowance/stakes division. The Company expects that it will be able to acquire 3-5 thoroughbreds for its allowance/stakes division, with the average thoroughbred costing approximately $150,000.  The Company will acquire its allowance/stakes horses through private purchases and auctions.  The Company expects to generate revenue from its allowance/stakes division through the purse winnings of its thoroughbreds; however, at this time this division is not generating any revenue.

Thoroughbreds in our allowance/stakes division may have 45 - 60 days in between races.  Typically, there is a longer period between races the higher the level the thoroughbred races.  This is primary due to the fact that the thoroughbred needs to be in better condition at the higher levels and that there are fewer races in the allowance/stakes divisions.  Thoroughbreds in this division follow the same training pattern as the thoroughbreds in our claiming division.  We believe that there will be ample opportunities for our horses to race and we do not believe an absence of racing opportunities will limit our revenues.

The Company expects to spend approximately $750,000 on the acquisition of the 3-5 thoroughbreds with the remaining $250,000 to be used for training and vet fees and any necessary travel to races outside of California.  The Company expects its on-going monthly expenses directly associated to the thoroughbreds in its claiming division to be approximately $50 to $125 per day for each thoroughbred the Company owns.  The fee depends on the trainer's fee and the amount of vet bills each thoroughbred requires.  The Company expects that it will incur expenses related to shipping a thoroughbred to race outside of California.  These expenses may range from $10,000 to $50,000.

The Company is dependent on obtaining the necessary financing to acquire thoroughbreds for its allowance/stakes division.  The Company expects that it will take up to 7 months to acquire the 3-5thoroughbreds.  The Company will acquire its thoroughbreds as our capital position permit.  Although the Company expects it needs $1,000,000 to acquire 3-5 thoroughbreds for this division, we will begin acquiring the thoroughbreds as soon as our capital position allows the Company to do so.  As such, the faster the Company can raise the necessary capital the quick we can acquire the thoroughbreds.  The Company currently does not have an amount that would be required to acquire its initial thoroughbred for this division as our ability to acquire such thoroughbred is at least 8-9 months away.  As the Company gets closer to obtaining its 5 thoroughbreds in the claiming division, we will begin to identify possible thoroughbred to acquire for this division and then be able to calculate the minimum amount needed to acquire its initial thoroughbred cable or running allowance/stakes races.

The Company generates revenue from its allowance/stakes division from the purse winnings of the thoroughbred.  The Company does not expect to sell these thoroughbreds.   The Company expects that a thoroughbred will begin to generate revenue from purse winnings within 45-60 days from acquiring the thoroughbred.  The Company further expects that it will continue to receive revenue from the thoroughbred every 45-60 days from additional purse winnings.   The Company is currently not generating revenue from this division. The 45-60 day period between races affects the company’s cash flow by not providing monthly revenue from the particular thoroughbred; however, the higher purse values are expected to offset this.

The Company has not generated any revenue to date and has incurred net losses of ($20,223) since inception.

Breeding

The Company expects to begin its breeding program in January 2015.  The Company's breeding division will consist of those thoroughbreds breed to be sold in private transactions or auctions.  The Company will breed in California those thoroughbreds that it intends to race and will breed in Kentucky those that it intends to sale.  The Company expects that it will need to raise a minimum of an additional $2,000,000 to begin its breeding programs.  The breeding programs consist of the Company acquiring broodmares and paying stud fees to farms who own the studs.  The breeding season typically runs from February through May.  Under the rules of racing, every foal (a baby thoroughbred) is given a birthday of January 1 of the year of its birth regardless of its actual date of birth.  The Company will generate revenue from its breeding division through the sale of the foals and purse winnings from the foals the Company keeps.

 The Company expects to begin its breeding program in January 2015.  However, we are dependent on raising the necessary capital to begin our breeding program.  As a result, we may have to delay the date we begin if we are unable to raise sufficient capital.  Any delay in raising the capital may cause significant delays in beginning the program since the breeding season only runs from February through May.   The Company expects to need to raise $2,000,000 to fully implement its breeding division.  The Company would expect to acquire 10 - 15 broodmares for approximately $1,000,000.  The Company expects to pay approximately $500,000 in stud fees to the owners of the stallions we decide to bred the mares with.   The remaining $500,000 is expected to be used to pay for the upkeep of the broodmares at the farm we decide to maintain the broodmares at.  The Company does not need to acquire or build its own facilities to begin its breeding program as we may maintain the broodmares at various farms in California or Kentucky.  The Company expects it on-going monthly expenses directly associated to the thoroughbreds in its breeding division to be approximately $10 to $17 per day for each broodmare.  The fee depends on the location of the farm and the amount of vet bills each broodmare may require.

The Company is dependent on obtaining the necessary financing to acquire broodmares and pay the necessary stud fees for its breeding division.  The Company will acquire begin the breeding program as our capital position permit.  Although the Company expects it needs $2,000,000 to acquire 10-15 broodmares for this division, we will begin acquiring broodmares as soon as our capital position allows the Company to do so.  As such, the faster the Company can raise the necessary capital the quick we can acquire the broodmares and pay for the stud fees.  The Company currently does not have a minimum amount that would be required begin this division as we don't expect to begin this division for 18-24 months.  As the Company gets closer to obtaining to December 2014, we will begin to identify possible broodmares to acquire for this division and then be able to calculate the minimum amount needed to begin the breeding division.

Revenue from Breeding Division

The Company will generate revenue from the sale of the foals from the Company's broodmares.  The foals may be sold as yearlings (1 year old) or as 2 years old.  They may be sold at an auction or private party transaction.  The Company does not expect to begin generating revenue from its breeding division until 2016.

The Company has not generated any revenue to date and has incurred net losses of ($20,223) since inception.

Claiming

The Company's initially expects to acquire its initial 4-6 thoroughbreds through claiming race.  The company expects to maintain a stable of 5 thoroughbreds that will mainly run in claiming races; however, the Company expects to primarily focus its operations on acquiring thoroughbreds that are capable of running in allowance and stakes level races and developing a breeding program.

A claiming race is one in which all horses entered are eligible to be purchased by a licensed owner or indirectly through a trainer for the specified claiming price (see below for levels of claiming races).  For example, in a $32,000 Claiming race all the horses are for sale for the purchase price of $32,000 plus applicable taxes.  The procedure for a claiming race is as follows:  the trainer puts a claim in for the horse prior to the race.  Immediately upon the start of the race the horse is considered sold to the new owner, however, the previous owner maintains any purse winnings from that race. If two or more owners/trainers put a claim in on a horse than a "shake" occurs to determine who has purchased the horse.  A shake is when each claiming owner is assigned a number.  Then a racing official draws a number at random and the owner with corresponding number has purchased the horse.  Claiming races account for up to 80% of all thoroughbred races on a given day.

The intent behind claiming is to claim horses that are performing below the ability or have been mismanaged by the current owners or trainers.  Thereby, allowing the Company to move the horse up in class and make a profit on the horse being claimed for an amount higher than the Company paid.

Once the Company acquires a thoroughbred in its claiming division it may take up to 30 days before the thoroughbred may be able to race again.  The factors relating to the length between races include the endurance and shape of the thoroughbred, the availability of races and the skill level of the other thoroughbreds in the race.  The Company, along with our trainer, use these factors to decide on where and when to race the thoroughbred so we can put the thoroughbred in the best possible position to win.  During this time the thoroughbred is usually ridden everyday as part of their training.  Thoroughbreds will jog or cantor most days.  The thoroughbred will typically gallop every 7 days that it does not race, this is referred to as a work out. A work out consists of a timed run from 3 furlongs up to 5 furlongs ( 1 furlong equals 1/8 of a mile) and simulates a race for the thoroughbred.

The Company expects the on-going monthly expenses directly associated to the thoroughbreds in its claiming division to be approximately $50 to $125 per day for each thoroughbred.  The fee depends on the trainer's fee and the amount of vet bills each thoroughbred requires.

The Company will acquire thoroughbreds as our capital position permits.  As such, even though the Company states that it needs $600,000 to acquire up to 10 thoroughbreds for its claiming division, the Company will begin acquiring thoroughbreds as its capital position allows it to do so.  If the Company is able to raise capital quicker than we currently expect, than we would acquire thoroughbreds at a faster pace.  Likewise, if we raise money at a slower rate, than we expect than we will acquire thoroughbreds at a slower pace.  Our ability and timing of the acquisition of the additional thoroughbreds is dependent on the Company raising the required capital to acquire the thoroughbred and to maintain the stable until our revenue is sufficient to cover the monthly costs of the thoroughbreds.    The Company expects to acquire the 10 thoroughbreds by the end of June 2013 and therefore provide the Company with the infrastructure and revenue to support our expansion of the allowance/stakes division; however, this is dependent on our ability to raise the required capital.

Revenue from Claiming Division

The Company generates revenue from its Claiming Division in two ways: (1) purse winnings and (2) sale of a thoroughbred.  The Company expects that a thoroughbred will begin to generate revenue from purse winnings within 30 days from acquiring the thoroughbred.  The Company further expects that it will continue to receive revenue from the thoroughbred every 30 days from additional purse winnings. The Company will also generate revenue if our thoroughbred is claimed by another stable.  The Company expects that most thoroughbreds in its claiming division will be claimed from the Company within 12 months from the date we acquired the thoroughbred.  For example, at the Del Mar meet 207 thoroughbreds, for $4,488,500, have been claimed from July 17 through August 29, 2013.  A copy of the claims reports can be found at http://www.dmtc.com/racinginfo/claims/index.pdf.  If a thoroughbred is claimed from the Company, we expect to use the revenue from the sale of the thoroughbred to acquire an additional thoroughbred to replace it.  The main factor the Company uses when deciding to claim a thoroughbred is its past performance.  The past performance will provide evidence to the soundness of the thoroughbred, the thoroughbred's willingness and ability to win and the length of race and turf types that the thoroughbred prefers.  The Company’s officers believe that the past performance indicates the level of competition the thoroughbred can win at and therefore its indicate its value. However, the past performance may not accurately predict the future performance of the thoroughbred. This is explained in more detail above in the section “Deciding on Horse.” However, the Company may decide that a horse running a claiming race can race in allowance or stakes races.  This usually occurs when a horse to dropped into a claimer race or has been poorly trained.  For example, Mr. Wade acquired Rock Off by claiming him in February 2013 with the intention of racing him in allowance races and not in claiming races.  The Company acquired Rock Off from Mr. Wade with the intention of also racing him in allowance races as well.  The Company does not expect that Rock Off will be claimed from the Company within the next 12 months.  As such, the company does not consider Rock Off to be part of the claiming division.

The Company has not generated any revenue to date and has incurred net losses of ($20,223) since inception.

RESULTS OF OPERATIONS

The Company generates revenue from its in two ways: (1) purse winnings and (2) sale of a thoroughbred.  The main source of revenue for the Company will be from the purse winnings from the claiming races that the Company’s thoroughbreds will be entered.  The purse winnings are distributed as follows: 1st: 60%; 2nd: 20%; 3rd: 12%; 4th: 6%; 5th: 2%.  The rest of the field receives $250 per start.  There are no fees to enter a thoroughbred in a claiming race.

Thoroughbred racing is unpredictable and variable. Thoroughbreds typically race every 30-45 days.  Additionally, the Company may decide to wait longer for an upcoming race that favors a horse.   As such, our revenue stream may be affected by the uncertainty of when a thoroughbred would be able to race again.  This could impact our cash flow from operations and make it difficult to meet recurring operating expenses.

Eligibility to enter a horse into a particular race is determined by the conditions applicable to the race as set forth on the racing card established by the racing secretary. Conditions take into account such factors as age, sex, winnings (including the number of races won, if any, the most recent win(s) and dollar amount of winnings) and state of birth. For claiming races, the claiming price represents, effectively, an additional racing condition because only horses with values consistent with the claiming price will be entered by their owners. For claiming races, there is no person who determines the value of the horse prior to entering the horse into a race.  Owners and trainers make the decision of what level of claiming race the horse will be entered on their own accord.  We believe that there will be ample opportunities for our horses to race and we do not believe an absence of racing opportunities will limit our revenues.

Operating Expenses

The Company had the following operating expenses:

	Years Ended August 31,
	2013	2012

General and Administrative	$4,324	$500
Salary	5,250	3,000
Thoroughbred research	4,099	3,050
	13,673	6,550

For the period ending August 31, 2013, the Company had $13,673 in operating expenses compared to$6,550 for  the period from February 23, 2012 (inception) to August 31, 2012 of that amount $500 was for startup expenditures.  These expenses related to research conducted to setting up the company and research conducted to identify thoroughbreds to claim.

The Company expects the operating expenses will be $2,000 per month for audits and legal expenses related to being a reporting company.  Once the Company is able to begin claiming and racing thoroughbreds, the Company’s expenses will begin to include the expenses directly associated to each thoroughbred acquired are $50 - $125 per day depending on the trainer and the vet needs of each thoroughbred. The Company expects to begin generating revenue from within 30-45 days of the acquisition of a thoroughbred in its claiming division.  The revenue will consist of purse winning and from any thoroughbred claimed from our stable.  If a thoroughbred is claimed from us we intend to use the revenue from the claim to acquire a replacement thoroughbred.

Net Loss

For the Period ending August 31, 2013 and 2012, the Company had Net Loss of $13,673 and $6,550, respectively.  This was derived as follows:

	Years Ended August 31,
	2013	2012

Gross Profit	$-	$-
Expenses	13,673	6,550
Net loss	(13,673)	(6,550)

Dividends

The Company has not paid dividends on its Common Stock in the past.  The Company intends to begin to pay dividends.  Beginning in February 2014, the Company has decided to distribute at least 20% of its net purse winnings that the Company’s thoroughbreds generate.  However, our ability to pay dividends is subject to limitations imposed by Nevada law. Pursuant to Nevada Revised Statute 78.288, dividends may be paid to the extent that a corporation’s assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

Sale of Unregistered Securities.

On February 23, 2012 we issued 850,000 shares of Common Stock of Embarr Down of California to our CEO Joseph Wade for $2,500 in cash which was used for general corporate expenses.

On February 23, 2012 we issued 95,000 shares of Common Stock of Embarr Down of California to SC Capital for $375 in cash which was used for general corporate expenses.

On February 23, 2012 we issued 55,000 shares of Common Stock of Embarr Down of California to 3rd party for $250 in cash which was used for general corporate expenses.

In August, 2013, the Company issued 38,400 shares of our Common Stock and 4,000,000 shares of Preferred Stock in exchange for the shares issued to the above referenced transaction as part of the reverse merger that was completed on August 20, 2013.

As part of the reverse merger the remaining shares outstanding of 30,084 were accounted for as an equity transaction and do not affect the statement of operations of the company.

On August 22, 2013, the Company issued 9,800 shares of Common Stock in at partial payment of the acquisition of the Company’s initial thoroughbred.

On September 20, 2013 the Company and its shareholders approved a reverse stock split of the outstanding common shares of the Company by a ratio of  One for Fifty Thousand (1:50,000) (the “Split”) with a record date of October 10, 2013 to be effective on October 16, 2013.

Liquidity and Capital Resources

As of August 31, 2013 the Company had $2,902 in cash and $55,000 in thoroughbreds for a total of $57,902 in assets. On October 31, 2013, the in Company had $1,001 in cash on hand. In management’s opinion, the Company’s cash position is insufficient to maintain its operations at the current level for the next 12 months.  Any expansion may cause the Company to require additional capital until such expansion began generating revenue. It is anticipated that the raise of additional funds will principally be through the sales of our securities.  As of the date of this report, additional funding has not been secured and no assurance may be given that we will be able to raise additional funds.

If the Company is not able to able to raise or secure the necessary funds required to maintain our operations and fully execute our business then the Company would be required to cease operations.

As of August 31, 2013, our total liabilities were $13,000

Sixty days after the Company filed this Form 10, the Company shall be come a fully reporting company to the SEC.  As a result, the Company expects the legal and accounting costs of being a public company will impact our liquidity.  The expected costs of these are approximately $15,000 to $20,000.  This amount is expected to possibly increase to $25,000 once the Company begins acquiring thoroughbreds.  Our officers, directors and principal shareholders have verbally agreed to provide $20,000 in financing that can be used to cover these expenses. However, there is no guarantee that we will receive the funds from our officers and directors since there is no legal commitment or obligation. Other than the anticipated increases in legal and accounting costs due to the reporting requirements of being a reporting company, we are not aware of any other known trends, events or uncertainties, which may affect our future liquidity.  This is the only amount and for that our officer, director and principal shareholders have committed to which will be sufficient to fund the company's current operations and its expenses related to being a public company for the next 12 months.

On October 28, 2013, the Company has entered into a term sheet for a line of credit with SC Capital for $200,000 to begin implementing its first phase of its growth plan.  The Company expects that the term sheet will be available to the Company in December 2013. The terms outlined in the term sheet are as follows:

(1)	The Company can borrow up to $200,000
(2)	The outstanding loan amount will be charged nine percent (9%) per year
(3)	The Company will pay the accrued interest on any outstanding principal on the 15th of each month
(4)	The Maturity Date is August 30, 2016
(5)	SC Capital shall have a secured interest in the Company’s thoroughbreds
(6)	Mr. Wade shall personally guarantee the funds advanced.
(7)	The Company also maintain a non-shell status

A copy of the term sheet has been attached as Exhibit 10.7

The Company will be filing a registration under Form S-1 to raise the necessary capital required under the Company’s expansion plan.

Timing needs for Funding

Immediate needs (current through December 2013)

$200,000: This capital is intended to be used to claim the initial 4 thoroughbreds and general expenses until we can begin generating revenue. This amount includes $100,000 to acquire the thoroughbreds, $60,000  for a reserve for the thoroughbreds direct monthly cost, and up to $40,000 for the on-going operations of the Company and the company's on-going reporting requirements.   The Company expects the monthly costs of the thoroughbreds to be approximately $14,000 per month.  The Company’s reserve of $30,000 for the thoroughbred’s monthly costs is intended to provide the company approximately 2 months of expenses for the thoroughbreds acquired.  The Company expects to be able to use the line of credit to implement this initial phase of its business plan.

The expenses directly associated to each thoroughbred acquired are $50 - $125 per day depending on the trainer and the vet needs of each thoroughbred. The Company expects to begin generating revenue from within 30-45 days of the acquisition of a thoroughbred in its claiming division.  The revenue will consist of purse winning and from any thoroughbred claimed from our stable.  If a thoroughbred is claimed from us we intend to use the revenue from the claim to acquire a replacement thoroughbred.

The Company's current monthly burn rate is between $6,700 - $7,000 per month, which includes approximately $6,000 for training fees associated with the Company’s thoroughbreds.  This is expected to increase to $8,700 - $9,000 once the Company becomes a reporting company which includes the expected monthly costs of $2,000 associated with being a reporting company.   The Company's monthly burn rate consists of the direct costs of the thoroughbreds the Company has acquired (such as training and vet fees) and the expected on-going general expenses of the Company (such as filing fees, audits and general administrative expenses).

Once the Company acquires the 4 initial thoroughbreds for its claiming division, the Company's monthly burn rate is expected to be $16,000 including $14,000 in thoroughbred expenses and $2,000 in fees associated to be a reporting company.

The company has included the $30,000 reserve since the Company expects it will take approximately 25 – 30 days from the date a thoroughbred is acquired before revenue may be generated from its purse winnings.  As such the Company has included the initial months expenses of approximately $14,000 (as in the above stated financing requirements to cover the initial month's burn rate for the thoroughbreds acquired with the above referred to financing.  The remaining $16,000 is considered a reserve for the thoroughbred expenses incurred by the Company. The Company expects to begin generating revenue within 30-45 days of the acquisition of the thoroughbreds in its claiming division and as such the on-going monthly burn rate should be covered by the revenue generated from the thoroughbreds.  However, there is no guarantee that the Company's revenue would be able to cover the Company's monthly burn rate.

If the Company's revenue is not sufficient to cover the monthly burn rate, the Company would be required to raise additional funds to cover those expenses. The Company will not know the amount that would be required to be raised to cover the monthly burn rate until the Company is able to determine what its monthly revenue is.

If the Company's revenue is not sufficient to cover the monthly burn rate and the Company cannot raise additional funds to cover those expenses, then the Company would have to sell its thoroughbreds.  This may require the Company to sell its thoroughbreds for less than the Company purchased the thoroughbred.

Short-term needs (January 2014 through June 2014)

$400,000: This capital is intended for our claiming division. This amount is needed for the Company to be able to acquire an additional 8 thoroughbreds for a total of 12 thoroughbreds for its claiming division.  This amount includes $200,000 to acquire the thoroughbreds, $120,000 for a reserve for the thoroughbreds direct monthly cost, and $80,000 for the on-going operations of the Company and the company's on-going reporting requirements.     The expenses directly associated to the thoroughbred acquired with this funding are $50 - $125 per day depending on the trainer and the vet needs of each thoroughbred. The Company expects to begin generating revenue from within 30 days of the acquisition of a thoroughbred in its claiming division.  The revenue will consist of purse winning and from any thoroughbred claimed from our stable. If a thoroughbred is claimed from us we intend to use the revenue from the claim to acquire a replacement thoroughbred.

Once the Company has a total of 12 thoroughbreds in our claiming division, the Company's monthly burn rate is expected to be $48,000.  The Company has included $120,000 in the above stated financing requirements to cover the increases in the monthly burn rate for the thoroughbreds it acquires with the above referred to financing.  The Company's thoroughbreds are expected to begin generating revenue within 30 days of its acquisition and as such the on-going monthly burn rate would be covered by the revenue generated from the thoroughbreds.  However, there is no guarantee that the Company's revenue would be able to cover the Company's monthly burn rate.   There is no guarantee that the provided estimates on our burn rates will be our actual burn rates.

If the Company's revenue is not sufficient to cover the monthly burn rate, the Company would be required to raise additional funds to cover those expenses.  The Company will not know the amount that would be required to be raised to cover the monthly burn rate until the Company is able to determine what its monthly revenue is.

If the Company's revenue is not sufficient to cover the monthly burn rate and the Company cannot raise additional funds to cover those expenses, then the Company would have to sell its thoroughbreds.  This may require the Company to sell its thoroughbreds for less than the Company purchased it for.

The Company needs to raise $600,000 grow our stable to include a total of 12 thoroughbreds. This is broken down as follows:

Acquisition of thoroughbreds:	$300,000
Reserve for Thoroughbred Direct Cost ( i.e. Training fees):	180,000
Working capital	$120,000

Total	$600,000

Mid-term needs (July 2014 through December 2014)

$1,000,000: This capital is intended for our allowance/stakes division.  This amount is needed for the Company to be able to acquire 3-5 thoroughbreds for its allowance/stakes division.  This amount includes the $750,000 to acquire the thoroughbreds, and $250,000 for the direct monthly expenses of the thoroughbreds. The Company expects it on-going monthly expenses directly associated to the thoroughbreds in its claiming division to be approximately $50 to $125 per day for each thoroughbred the Company owns in its allowance/ stakes division.  The fee depends on the trainer's fee and the amount of vet bills each thoroughbred requires.  The Company may also incur expenses to ship a thoroughbred to race outside of California which may range from $10,000 to $50,000.  The Company expects to begin generating revenue from these thoroughbreds within 45-60 days of their acquisition. The revenue generated will consist of purse winnings.

Once the Company has a total of 12 thoroughbreds in our claiming division and the 3-5 thoroughbreds in its allowance/stakes division, the Company's monthly burn rate is expected to be $75,000.  The Company has included $250,000 in the above stated financing requirements to cover the increases in the monthly burn rate for the thoroughbreds it acquires. The Company's thoroughbreds are expected to begin generating revenue within 30 days of its acquisition and as such the on-going monthly burn rate would be covered by the revenue generated from the thoroughbreds.  However, there is no guarantee that the Company's revenue would be able to cover the Company's monthly burn rate. There is no guarantee that the provided estimates on our burn rates will be our actual burn rates.

If the Company's revenue is not sufficient to cover the monthly burn rate and the Company cannot raise additional funds to cover those expenses, then the Company would have to sell its thoroughbreds.  This may require the Company to sell its thoroughbreds for less than the Company purchased it for.

If Company's revenue is not sufficient to cover the expenses for its thoroughbreds in the claiming division, the Company would not acquire the 3-5 thoroughbreds for its allowance/stakes division.

Long-term needs (January 2015 through December 2015)

$2,000,000:  These funds are expected to be used for the Company's breeding division.  The Company expects to need to raise $2,000,000 to fully implement its breeding division.  The Company would expect to acquire 10-15 broodmares for approximately $1,000,000.  The Company expects to pay approximately $500,000 in stud fees to the owners of the stallions we decide to breed the mares with.   The remaining $500,000 is expected to be used to pay for the upkeep of the broodmares at the farm we decide to maintain the broodmares at.  The Company does not need to acquire or build its own facilities to begin its breeding program as we may maintain the broodmares at various farms in California or Kentucky.  The Company expects its on-going monthly expenses directly associated to the thoroughbreds in its claiming division to be approximately $10 to $17 per day for each broodmare.  The fee depends on the location of the farm and the amount of vet bills each broodmare may require.   The Company does not expect to begin generating revenue from its breeding program until 2016 which will be generated from the sale of our foals.   There is no guarantee that the provided estimates on our burn rates will be our actual burn rates.

Once the Company has a total of 12 thoroughbreds in our claiming division, the 3-5 thoroughbreds in its allowance/stakes division and the 10-15 broodmares in our breeding division the Company's monthly burn rate is expected to be $100,000.

The Company has included $500,000 in the above stated financing requirements to cover the expected monthly burn rate of the broodmares and their foals for 2 years.  The Company decided to set aside 2 years of expenses per broodmare it acquires because the Company does not expect to be able to generate any revenue from its breeding division for at least 12-24 months.  As such, the monthly expenses for the breeding will be covered by the $500,000 reserved for those purposes.

Claiming Division funding from above capital

The Company will acquire its thoroughbreds as our capital position permit.  As such, even though the Company states that it needs $200,000 to fully begin its claiming division, the Company will begin acquiring thoroughbreds as its capital position allows it to do so.  This is why the Company believes it will only initially be able to acquire 1 thoroughbred per month since the amount of capital raised or available will limit the Company's ability to purchase thoroughbreds.  If the Company is able to raise capital quicker than we currently expect, than we would acquire thoroughbreds at a faster pace.  Likewise, if we raise money at a slower rate, than we expect than we will acquire thoroughbreds at a slower pace.  Our ability and timing of the acquisition of the additional thoroughbreds is dependent on the Company raising the required capital to acquire the thoroughbred and to maintain the stable until our revenue is sufficient to cover the monthly costs of the thoroughbreds.   The Company is expecting to have the necessary capital to begin to initially acquire the initial thoroughbreds for its claiming division in September 2014 and to have the capital available beginning in January 2014 to begin acquiring the remaining 8-12 thoroughbreds to fully build out our claiming division.  The Company expects to acquire the 12 thoroughbreds by the end of June 2014 and therefore provide the Company with the infrastructure and revenue to support our expansion of the allowance/stakes division; however, this is dependent on our ability to raise the required capital.

Allowance/Stakes Division funding from above capital

The Company is dependent on obtaining the necessary financing to acquire thoroughbreds for its allowance/stakes division.  The Company expects that it will take up to 7 months to acquire the 3 - 5 thoroughbreds.  The Company will acquire its thoroughbreds as our capital position permit.  Although the Company expects it needs $1,000,000 to acquire 3-5 thoroughbred for this division, we will begin acquiring the thoroughbreds as soon as our capital position allows the Company to do so.  As such, the faster the Company can raise the necessary capital the quick we can acquire the thoroughbreds.  The Company currently does not have an amount that would be required to acquire its initial thoroughbred for this division as our ability to acquire such thoroughbred is at least 8-9 months away.  As the Company gets closer to obtaining its 12 thoroughbreds in the claiming division, we will begin to identify possible thoroughbred to acquire for this division and then be able to calculate the minimum amount needed to acquire its initial thoroughbred cable or running allowance/stakes races.

Breeding Division funding from above capital

The Company is dependent on obtaining the necessary financing to acquire broodmares and pay the necessary stud fees for its breeding division.  The Company will acquire begin the breeding program as our capital position permit.  Although the Company expects it needs $2,000,000 to acquire 10-15 broodmares for this division, we will begin acquiring broodmares as soon as our capital position allows the Company to do so.  As such, the faster the Company can raise the necessary capital the quick we can acquire the broodmares and pay for the stud fees.  The Company currently does not have a minimum amount that would be required begin this division as we don't expect to begin this division for 15-18 months.  As the Company gets closer to obtaining to our expected breeding dates, we will begin to identify possible broodmares to acquire for this division and then be able to calculate the minimum amount needed to begin the breeding division.

Critical Accounting Policies

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our audited financial statements included in this registration statement. We have consistently applied these policies in all material respects.  Below are some of the critical accounting policies:

Revenue Recognition

The company pursues opportunities to realize revenues from two principal activities: purse winnings from racing horses and selling its horses in claiming races. It is the company’s policy that revenues and gains will be recognized in accordance with ASC Topic 605-10-25, “Revenue Recognition.” Under ASC Topic 605-10-25, revenue earning activities such as horse races are recognized upon claiming the purse winnings and the company has substantially accomplished all it must do to be entitled to the benefits represented by the revenue. Gains or losses from the sale of the horses are recognized when the horse is sold or otherwise disposed of, the cost and associated accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the statement of operations.

Research and Development

Costs associated with the thoroughbred research are charged to expense as incurred.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Depreciation schedule

The Company depreciates horses that it acquires a 50% or greater position in.  The Company depreciates the horse via straight-line depreciation over its useful life of 3 years.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and other intangible assets are tested for impairment annually and more frequently if facts and circumstances indicate goodwill carrying values exceed estimated reporting unit fair values and if indefinite useful lives are no longer appropriate for the Company’s trademarks. Based on the impairment tests performed, there was no impairment of goodwill or other intangible assets in fiscal 2013. Definite-lived intangibles are amortized over their estimated useful lives.

Basic and diluted net loss per share

Basic loss per share is computed using the weighted average number of shares of Common Stock outstanding during each period. Diluted loss per share includes the dilutive effects of Common Stock equivalents on an “as if converted” basis. Basic and diluted losses per share are the same due to the absence of Common Stock equivalents.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Emerging Growth Company Status

We are an “emerging growth company” as defined under the Jumpstart Our Business Startups Act, commonly referred to as the JOBS Act. We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

As an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•
not being required to comply with the auditor attestation requirements of section 404(b) of the Sarbanes-Oxley Act (we also will not be subject to the auditor attestation requirements of Section 404(b) as long as we are a “smaller reporting company,” which includes issuers that had a public float of less than $ 75 million as of the last business day of their most recently completed second fiscal quarter);

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. In other words, an “emerging growth company” can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an “emerging growth company” or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a) (2) (B). The Company has elected to take advantage of this extended transition period and, as a result, our financial statements may not be comparable to the financial statements of other public companies. Accordingly, until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a) (2) (B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, clarify that we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Our Website.

Our website can be found at www.embarrdowns.com.

Employees.

As of the date of this filing, we have no employees other than our officers. We anticipate that we will be using the services of independent contractors as consultants to support our expansion and business development. We are not a party to any employment agreements.

Facilities.

Our executive, administrative and operating offices are located at 205 Ave. Del Mar, #974, San Clemente, CA 92674.

Legal Proceedings.

There are no legal actions pending against us nor are any legal actions contemplated by us at this time.

Controls and Procedures

Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of Joseph Wade our Chief Executive Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of the date of that evaluation, the Company concluded that our disclosure controls and procedures are not effective to ensure that information required to be disclosed in our reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.  The reason we believe our disclosure controls and procedures are not effective is because:

•	There is a lack of segregation of duties necessary for a good system of internal control due to insufficient accounting staff due to the size of the company.
•	The staffing of accounting department is weak due to the lack of qualifications and training, and the lack of formal review process.
•
The control environment of the Company is weak due to the lack of an effective risk assessment process, the lack of internal audit function and insufficient documentation and communication of the accounting policies.

•	Failure in the operating effectiveness over controls related to recording revenue.

The Company has concluded that these are material weaknesses.  However, the Company intends to remedy these factors as follows:

Independent Directors:  The Company intends to obtain at least 2 independent directors at its 2014 annual shareholder meeting.  The cost associated to the addition in minimal and not deemed material.

No Segregation of Duties/ Ineffective controls over financial reporting:  The company intends to hire additional staff members, either as employees or consultants, prior to December 31, 2014.  These additional staff members will be responsible for making sure that information required to be disclosed in our reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required and will the staff members will have segregated responsibilities with regard to these responsibilities.  The costs associated with the hiring the additional staff members will increase the Company's Sales, General and Administration (SG&A) Expense.  It is anticipated the cost of the new staff members will be approximately $40,000 per year.

No audit committee: After the election of the independent directors at the 2014 annual shareholder meeting, the Company expects that an Audit Committee will be established.  The cost associated to the addition an audit committee are minimal and not deemed material.

Item 3.    Properties

Our principal executive office is located in the Los Angeles Metropolitan area of California.  Our office space is provided to us by the officers of the company.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this filing, certain information concerning the beneficial ownership of our common stock by (i) each stockholder known by us to own beneficially five percent or more of our outstanding common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our executive officers and directors as a group, and their percentage ownership and voting power.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under community property laws. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of the Company, 205 Ave. Del Mar #974, San Clemente, CA 92674.

Name and Address	Common Stock Shares Beneficially Owned	Percentage Class	Series A Preferred Stock Shares Beneficially Owned	Percentage Class	Series B Preferred Stock Shares Beneficially Owned	Percentage Class	Total Voting Power

Joseph Wade	39,700	50.71%	3,400,000	85.26%	794,000	50.71%	85.26%
SC Capital	6,500	8.30%	125,000	3.13%	130,000	8.30%	3.13%
LCL Group	2,400	3.07%	475,000	11.91%	48,000	3.07%	11.91%

(1) Valerie Baugher is the President and CEO of SC Capital
(2) Lori Livacich is President of LCL Group.

Item 5.    Directors and Executive Officers

Identification of Directors and Executive Officers.

Name	Age	Position
Joseph Wade	38	President, Director

Joseph Wade, President/Director.

Joseph Wade, President/Director.  Mr. Wade is our President and a member of the Board of Directors. In February 2012, Mr. Wade founded Embarr down.  Since 2007, Mr. Wade has been involved in personally owning and racing thoroughbreds in California, New York, Pennsylvania, West Virginia and Maryland.  Mr. Wade also formed Capall Stables in October 2012, which was also engaged in owning and racing thoroughbreds; however, Capall Stables ceased operations. Since July 2000, Mr. Wade has worked as the President of Thoroughbred Management Group, his family’s company, which is involved in investing in various thoroughbred ventures.  In March 2013, Mr. Wade dissolved Thoroughbred Management Group since pursuant to CHRB rule 1787 Mr. Wade may not use his personal name for racing purposes since the Company has a registered stable name.

Mr. Wade devotes approximately 30 hours per week, or about 50% of his time, to the Company.

Except as stated above, none of the Companies or entities Mr. Wade has previously worked for is a parent, subsidiary or other affiliate of the Company.

Due to Mr. Wade’s experience in owning and racing thoroughbreds, the shareholders felt Mr. Wade should serve as a director of the Company.

The foregoing persons are promoters of Embarr Downs as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Conflicts of Interest

Mr. Wade formed Capall Stables in October 2012, which is also engaged in owning and racing thoroughbreds.  Capall Stables ceased operations in October 2013. Pursuant to California Horse Racing Board Rule 1787, Mr. Wade may not race any thoroughbred under his name.  As a result, any thoroughbred personally owned by Mr. Wade must be transferred to the Company to race in California or any other state the Company is licensed to race in.

Mr. Wade’s prior experience with other companies with similar business plans and his engagement in other similar businesses, provide him a significant information advantage over the Company in the valuation of thoroughbreds at the time of purchase or sale given the limited “market” for thoroughbreds.   The company limits this conflict by the following methods:

(1), Pursuant to California Horse Racing Board Rule 1787, Mr. Wade may not race any thoroughbred under his license and may only enter thoroughbreds under Emabrr Downs’ license; and
(2) Mr. Wade has agreed not to purchase or acquire by any means an interest in a thoroughbred that is not in turn sold to the Company for the amount paid by Mr . Wade.

For example, the Company acquired Rock Off from Mr. Wade for $55,000 which was the amount Mr. Wade paid in cash to acquire the rights to Rock Off.  In exchange for Rock Off, the Company issued Mr. Wade common shares in the amount of $49,000 and a note payable of $6,000 thereby; limiting, the Company’s cash risk to $6,000.

The Company’s  valuation methodology is not reviewed by an unrelated third party.

(1)
The Company has entered into a term sheet for a line of credit with SC Capital for $200,000 to begin implementing its first phase of its growth plan.  The Company expects that the term sheet will be available to the Company in December 2013. The terms outlined in the term sheet are as follows:The Company can borrow up to $200,000

(2)	The outstanding loan amount will be charged nine percent (9%) per year
(3)	The Company will pay the accrued interest on any outstanding principal on the 15th of each month
(4)	The Maturity Date is August 30, 2016
(5)	SC Capital shall have a secured interest in the Company’s thoroughbreds
(6)	Mr. Wade shall personally guarantee the funds advanced.
(7)	The Company also must maintain a non-shell status

Committees of the Board

We do not have a separate audit committee at this time. Our entire board of directors acts as our audit committee. We intend to form an audit committee, a corporate governance and nominating committee and a compensation committee once our board membership increases. Our plan is to start searching and interviewing possible independent board members in the next six months.

Significant Employees

There are no persons other than our executive officers who are expected by us to make a significant contribution to our business.

Family Relationships

There are no family relationships of any kind among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

We are not currently involved in any legal proceedings and we are not aware of any pending or potential legal actions.

Audit and Compensation Committees, Financial Expert

We do not have a standing audit or compensation committee or any committee performing a similar function, although we may form such committees in the future.  Our entire Board of Directors handles the functions that would otherwise be handled by an audit or compensation committee.

Since we do not currently have an audit committee, we have no audit committee financial expert.

Since we do not currently pay any compensation to our officers or directors, we do not have a compensation committee.  If we decide to provide compensation for our officers and directors in the future, our Board of Directors may appoint a committee to exercise its judgment on the determination of salary and other compensation.

Code of Ethics

We have adopted a Code of Ethics which is designed to ensure that our directors and officers meet the highest standards of ethical conduct. The Code of Ethics requires that our directors and officers comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest.  A copy of the Company's code of ethics has been attached to this registration statement as Exhibit 14.

Involvement in Certain Legal

Our directors, executive officers and control persons have not been involved in any of the following events during the past ten years:

Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, or

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); or

 Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority, barring, suspending or otherwise limiting for more than 60 days his or her involvement in any type of business, securities or banking activities; or

Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Subject to, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended, or vacated, relating to the alleged violation of any Federal or State securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

Subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, self regulatory organization (as defined by Section 3(a)(26) of the Exchange Act), any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Item 6.    Executive Compensation

The Companies’ officers and director have received the annual salary listed below for the services rendered on behalf of the Company:

Name and				Stock	All other
Principal Position	Year	Salary	Bonus	Awards	Compensation	TOTAL
Joseph Wade, President, CEO, Director	2013	$5,250	0	0	0	5,250
	2012	$3,000	0	0	0	3,000

Item 7.    Certain Relationships and Related Transactions, and Director Independence

On February 23, 2012 we issued 850,000 shares of Common Stock of Embarr Down of California to our CEO Joseph Wade for $2,500 in cash which was used for general corporate expenses.

On February 23, 2012 we issued 95,000 shares of Common Stock of Embarr Down of California to SC Capital for $375 in cash which was used for general corporate expenses.

On August 20, 2013, the Company issued 6,500 shares of Common Stock and 475,000 of Series A Preferred Shares to SC Capital as part of the acquisition of Embarr Downs of California, Inc.

On August 20, 2013, the Company issued 29,500 shares of Common Stock  and 3,400,000 Series A Preferred Shares to Joseph Wade as part of the acquisition of Embarr Downs of California, Inc.

On August 22, 2013 the Company acquired a thoroughbred named Rock Off from Joseph Wade, CEO, for $55,000. As part of the acquisition the company issued 9,800 shares of Common Stock to Joseph Wade and issued a promissory note for $6,000.

As of August 31, 2013, a note payable of $7,000 was due to CEO Joseph Wade. The note is unsecured, non-interest bearing and matures on December 31, 2014.

 During the fiscal year ended August 31, 2013 and 2013, Joseph Wade, CEO, contributed $8,000 and $5,000 respectively of capital to Embarr Downs, Inc for thoroughbred research.

On October 28, 2013, the Company has entered into a term sheet for a line of credit with SC Capital for $200,000 to begin implementing its first phase of its growth plan.  The Company expects that the term sheet will be available to the Company in December 2013. The terms outlined in the term sheet are as follows:

(1)	The Company can borrow up to $200,000
(2)	The outstanding loan amount will be charged nine percent (9%) per year
(3)	The Company will pay the accrued interest on any outstanding principal on the 15th of each month
(4)	The Maturity Date is August 30, 2016
(5)	SC Capital shall have a secured interest in the Company’s thoroughbreds
(6)	Mr. Wade shall personally guarantee the funds advanced.

A copy of the term sheet has been attached as Exhibit 10.7

Policies and Procedures with Respect to Related Party Transactions

As of the date hereof, our Board of Directors has not adopted formal written policies or procedures regarding the review, approval or ratification of related party transactions. It is the Company’s intention to adopt such policies and procedures in the immediate future.  Such policies will include, among other things, descriptions of the types of transactions covered, the standards to be applied in reviewing such transactions, the process for review of such transactions, and the individuals on the Board of Directors or otherwise who are responsible for implementing the policies and procedures. It is our intention that our audit committee, which will be comprised entirely of independent directors, will be responsible for such matters on an ongoing basis, consistent with its written charter.  Notice of the Company’s adoption of these policies and procedures will be given to all appropriate Company personnel.

Director Independence

Our Board of Directors has determined that none of our directors are independent.

Policies and Procedures with Respect to Related Party Transactions

As of the date hereof, our Board of Directors has not adopted formal written policies or procedures regarding the review, approval or ratification of related party transactions. It is the Company’s intention to adopt such policies and procedures in the immediate future.  Such policies will include, among other things, descriptions of the types of transactions covered, the standards to be applied in reviewing such transactions, the process for review of such transactions, and the individuals on the Board of Directors or otherwise who are responsible for implementing the policies and procedures. It is our intention that our audit committee, which will be comprised entirely of independent directors, will be responsible for such matters on an ongoing basis, consistent with its written charter.  Notice of the Company’s adoption of these policies and procedures will be given to all appropriate Company personnel.

Conflicts of Interest and Corporate Opportunities

The officers and directors have acknowledged that under Nevada Revised Statutes law that they must present to the Company any business opportunity presented to them as an individual that met the Nevada’s standard for a corporate opportunity:  (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation's line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the corporate fiduciary will thereby be placed in a position inimical to their duties to the corporation. This is enforceable and binding upon the officers and directors as it is part of the Code of Ethics that every officer and director is required to execute.  However, the Company has not adopted formal written policies or procedures regarding the process for how these corporate opportunities are to be presented to the Board.  It is the Company’s intention to adopt such policies and procedures in the immediate future.

Item 8.    Legal Proceedings

We are not currently a party to any material litigation and we are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, operating results or financial condition. However, we may from time to time be involved in legal proceedings in the ordinary course of our business.

Item 9.    Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

(a) Market Information.

Our Common Stock is currently trading on the OTC markets under the ticker symbol EMBR.

(b) Holders.

As of August 31, 2013 there were 64 holders of our Common Stock for an aggregate of 78,284 shares of the Common Stock issued and outstanding.

As of August 31, 2013 there were 3 holders of our Preferred Stock for an aggregate of 4,000,000 Preferred Stock issued and outstanding.

(c) Equity Compensation Plan.

As of the date of this filing, the company did not have any equity compensation plans.

(d) Dividends.

The Company has paid dividends on its Common Stock in the past.  The Company intends to continue to pay dividends.  Beginning in February 2014, the Company has decided to distribute at least 20% of its net purse winnings that the Company’s thoroughbreds generate.  As a result, the Company will be restricted in its growth potential.  In order to grow, the Company will need to raise additional capital which may cause dilution among the Company’s shareholders.  However, our ability to pay dividends is subject to limitations imposed by Nevada law. Pursuant to Nevada Revised Statute 78.288, dividends may be paid to the extent that a corporation’s assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 10.    Recent Sales of Unregistered Securities

The following sets forth information relating to all previous sales of our common stock, which sales were not registered pursuant to the Securities Act.

On February 23, 2012 we issued 850,000 shares of Common Stock of Embarr Down of California to Joseph Wade for $2,500 in cash which was used for general corporate expenses.

On February 23, 2012 we issued 95,000 shares of Common Stock of Embarr Down of California to SC Capital for $375 in cash which was used for general corporate expenses.

On February 23, 2012 we issued 55,000 shares of Common Stock of Embarr Down of California to LLC Group for $250 in cash which was used for general corporate expenses.

On August 20, 2013, the Company issued 29,500 shares of Common Stock to Joseph Wade as part of the acquisition of Embarr Downs of California, Inc.

On August 22, 2013, the Company issued 9,800 shares of Common Stock to Joseph Wade as part of the acquisition of the Company’s initial thoroughbred.

On August 20, 2013, the Company issued 6,500 shares of Common Stock to SC Capital as part of the acquisition of Embarr Downs of California, Inc.

On August 20, 2013, the Company issued 2,400 shares of Common Stock to LLC Group, Inc. as part of the acquisition of Embarr Downs of California, Inc.

The above shares, referenced in each of the above transactions, were issued in reliance of the exemption from registration requirements of the 33 Act provided by Section 4(2) promulgated thereunder, as the issuance of the stock did not involve a public offering of securities based on the following:

●
the investors  represented to us that they were acquiring the securities for their own account for investment and not for the account of any other  person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the 33 Act;

●
we provided each investor with written disclosure prior to sale that the securities have not been registered under the 33 Act and, therefore, cannot be resold unless they are registered under the 33Act or unless an exemption from registration is available;

●
the investors agreed not to sell or otherwise transfer the purchased securities unless they are registered under the 33 Act and any applicable state laws, or an exemption or exemptions from such registration are available;

●	each investor had knowledge and experience in financial and other business matters such that he, she or it was capable of evaluating the merits and risks of an investment in us;
●
each investor was given information and access to all of our documents, records, books, officers and directors, our executive offices pertaining to the investment and was provided the opportunity to ask questions and receive answers  regarding the terms and conditions of the offering and to obtain any additional information that we possesses or were able to acquire without unreasonable effort and expense;

●	each investor had no need for liquidity in their investment in us and could afford the complete loss of their investment in us;
●	we did not employ any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio;
●	we did not conduct, hold or participate in any seminar or meeting whose attendees had been invited by any general solicitation or general advertising;
●
we placed a legend on each certificate or other document that evidences the securities stating that the securities have not been registered under the 33 Act and setting forth or referring to the restrictions on transferability and sale of the securities;

●	we placed stop transfer instructions in our stock transfer records;
●	no underwriter was involved in the offering; and
●
we made  independent  determinations  that  such  persons  were sophisticated or accredited investors and that they were capable of  analyzing the merits and risks of their investment in us, that they understood the speculative nature of their investment in us and that they could lose their entire investment in us.

Item 11.    Description of Registrant’s Securities to be Registered

(a) Common Stock.

The Certificate of Incorporation, as amended, authorizes the Company to issue up to 500,000,000 shares of Common Stock ($0.0001 par value).  As of the date hereof, there are 78,284 shares of our Common Stock issued and outstanding, which are held by 65 shareholders of record. All outstanding shares of Common Stock are of the same class and have equal rights and attributes.  Holders of our Common Stock are entitled to one vote per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefore.

(b) Debt Securities.

None.

(c) Other Securities To Be Registered.

None.

Item 12.    Indemnification of Directors and Officers

Our directors and officers are indemnified as provided by the Section 78.7502 of the Nevada Revised Statutes and our Bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

Item 13.  Financial Statements and Supplementary Data

The Company's financial statements for the years ended August 31, 2013, have been audited to the extent indicated in their report by Collie Accountancy an independent registered public accounting firm. The financial statements have been prepared in accordance with generally accepted accounting principles and are included in Item 15 of this Form 10. Please see the Financial Statements Index on page F-1.

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We have not had any disagreements with our auditors on any matters of accounting principles, practices, or financial statement disclosure.

Item 15.    Financial Statements and Exhibits

(a)
Our audited financial statements for the fiscal year 2013, including the report of our independent registered public accounting firm, are attached hereto beginning at page F-1 immediately following the signature page of this registration statement.

Exhibit	Description
3.1	Restated Articles of Incorporation (Previously Filed as Exhibit 3.1 to registrants Form 10 filed on November 19, 2013)
3.2	Series A Preferred Stock Designation (Previously Filed as Exhibit 3.2 to registrants Form 10 filed on November 19, 2013)
3.3	By-Laws (Previously Filed as Exhibit 3.3 to registrants Form 10 filed on November 19, 2013)
3.4	Series B Preferred Stock Designation (Previously Filed as Exhibit 3.4 to registrants Form 10 filed on November 19, 2013)
10.1	Share purchase agreement (Previously Filed as Exhibit 10.1 to registrants Form 10 filed on November 19, 2013)
10.2	Share purchase agreement (Previously Filed as Exhibit 10.2 to registrants Form 10 filed on November 19, 2013)
10.3	Share exchange agreement (Previously Filed as Exhibit 10.3 to registrants Form 10 filed on November 19, 2013)
10.4	Share exchange agreement (Previously Filed as Exhibit 10.4 to registrants Form 10 filed on November 19, 2013)
10.5	Thoroughbred Purchase Agreement (Previously Filed as Exhibit 10.5 to registrants Form 10 filed on November 19, 2013)
10.6	Promissory note (Previously Filed as Exhibit 10.6 to registrants Form 10 filed on November 19, 2013)
10.7	Term Sheet with SC Capital (Previously Filed as Exhibit 10.7 to registrants Form 10 filed on November 19, 2013)
14.1	Code of Ethics (Previously Filed as Exhibit 10.8 to registrants Form 10 filed on November 19, 2013)
23.1	Consent of MaloneBailey, LLP

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Embarr Downs, Inc.

Date: November 18, 2013	By:	/s/ Joseph Wade
	Name:	Joseph Wade
	Its:	Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Embarr Downs, Inc.
San Clemente, California
(A Development Stage Company)

We have audited the accompanying balance sheets of Embarr Downs, Inc. (a development stage company) (the “Company”) as of August 31, 2013 and 2012, and the related statements of expenses, change stockholders’ deficit, and cash flows for the years then ended and the period from February 23, 2012 (inception) through August 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2013 and 2012 and the results of its operations and its cash flows for the years the ended and the period from February 23, 2012 (inception) through August 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and no revenues, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas
September 18, 2013 except for Note 6 which is dated November 4, 2013

Embarr Downs, Inc.
(A Development Stage Company)
Balance Sheet

	August 31, 2013	August 31, 2012
ASSETS:
Current assets:
Cash	$2,902	$1,575
Thoroughbreds	55,000	-

Total assets	$57,902	$1,575

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Liabilities:

Notes payable- related party	$13,000	$-
Total liabilities	$13,000	$-

Stockholders’ Deficit:
Series A Preferred Stock, Par Value $.001, 50,000,000 shares authorized, 4,000,000 and 4,000,000 issued and outstanding, respectively	4,000	4,000
Common Stock, Par Value $.0001, 500,000,000 shares authorized, 78,284 and 38,400 issued and outstanding, respectively	8	4

Additional Paid In Capital	61,117	4,121
Deficit accumulated in the development stage	(20,223)	(6,550)
Total stockholders’ deficit	44,902	1,575
Total liabilities and stockholders’ deficit	$57,902	$1,575

The accompanying notes are an integral part of these financial statements

Embarr Downs, Inc.
(A Development Stage Company)
Statement of Expenses

	August 31, 2013	August 31, 2012	From Inception on February 23, 2012 through August 31, 2013
Operating Expenses
Thoroughbred research	$4,099	$3,050	$7,149
General and administrative expense	9,574	3,500	13,074
Total Operating Expenses	13,673	6,550	20,223
Loss from operations	(13,673)	(6,550)	(20,223)
Net Loss	$(13,673)	$(6,550)	$(20,223)

Net Loss Per Share, Basic and Diluted	$(0.35)	$(0.17)
Weighted average number of shares outstanding	39,548	38,400

The accompanying notes are an integral part of these financial statements

Embarr Downs, Inc.
(A Development Stage Company)
Statement of Cash Flows

	Year ending	Year ending	From Inception (February 23, 2012) through
	August 31, 2013	August 31, 2012	August 31, 2013
Cash flows from operating activities
Net Loss	$(13,673)	$(6,550)	(20,223)
Net cash provided by (used in) operating activities	(13,673)	(6,550)	(20,223)

Cash flows from financing activities
Proceeds from sale of common stock	-	3,125	3,125
Contributed Capital	8,000	5,000	13,000
Proceeds from note issued to related party	7,000	-	7,000
Net cash provided by financing activities	15,000	8,125	23,125
Net increase (decrease) in cash	1,327	1,575	2,902
Cash balance, beginning of periods	1,575	-	-

Cash balance, end of periods	$2,902	$1,575	2902

Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

Noncash financing and investing activities:
Stocks and note payable issued to purchase thoroughbreds by related party	$55,000	$-	55,000
Stocks issued for Reverse Merger	$3	$-	3

The accompanying notes are an integral part of these financial statements

Embarr Downs, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' (Deficit) Equity

	Common Stock		Series A Preferred Stock		Additional Paid	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	In Capital	Deficit	Equity
Balance, February 23, 2012 (Inception)	-	$-	-	$-	$-	$-	$-
Common shares issued for cash	38,400	4	4,000,000	4,000	(879)	-	3,125
Contributed Capital	-	-	-	-	5,000	-	5,000
Net loss	-	-	-	-	-	(6,550)	(6,550)
Balance, August 31, 2012	38,400	4	4,000,000	4,000	(4,121)	(6,550)	1,575

Reverse merger adjustment	30,084	3	-	-	(3)	-	-
Common shares issued for thoroughbred	9,800	1	-	-	48,999	-	49,000
Contributed Capital	-	-	-	-	8,000	-	8,000

Net loss	-	-	-	-	-	(13,673)	(13,673)
Balance, August 31, 2013	78,284	8	4,000,000	4,000	61,117	(20,223)	44,902

The accompanying notes are an integral part of these financial statements

Embarr Downs, Inc.
 (A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Nature of Operations and Going Concern

History

Embarr Downs, Inc. (“we”, “us”, “our”, the "Company" or the "Registrant") was originally incorporated in the State of Florida on June 27, 1997 under the name of July Project III Corp. and changed our name to Globalgroup Investment Holdings, Inc. on October 18, 2000 and subsequently changed our name to Embarr Downs, Inc. on August 20, 2013.  The Company was reincorporated in Nevada on March 12, 2012.  The Company is domiciled in the state of Nevada, and its corporate headquarters are located in the Los Angeles area of California. On August 20, 2013, the Company entered into an Agreement whereby the Company acquired 100% of Embarr Downs of California, Inc., incorporated in the State of California on February 23, 2013, and all operations of Embarr Downs, Inc., along with all the prior assets and liabilities were spun off through Sovereign Oil, Inc.  On August 20, 2013, the acquisition closed and under the terms of the Agreement the Embarr Downs was the surviving entity. The Company selected August 31 as its fiscal year end.

This is the current corporate organization:

Embarr Downs, Inc.  trades on the OTC Market Pink Sheets under the symbol EMBR.

Business of Registrant

The Company's business is the buying, selling and racing of thoroughbreds that can race in the allowance and stakes levels of thoroughbred racing; however, the Company will initially begin in the claiming level of thoroughbred racing.   The Company intends to acquire 4-6 horses in its claiming division before acquiring horses for its allowance/stakes division.  These 4-6 horses will provide the Company with revenue and a foundation to build out a stakes level stable.  The Company’s main focus will be acquiring horses that will be capable of racing in stake races throughout the Country.

Allowance races are a race other than claiming for which the racing secretary drafts certain conditions (see below for more details).  Stakes races are the top level races.  The purse money is significantly higher in allowance and stakes level races.  Claiming refers to the process by which a licensed person may purchase a horse entered in a race designated as a “claiming race” for a predetermined price. When a horse has been claimed, its new owner assumes title after the starting gate opens although the former owner is entitled to all purse money earned in that race.  Claiming races are lowest level in thoroughbred racing. Stakes and allowance races are races in which the horses are not for sale.  The Company also engages in the business of thoroughbred research.

The Company is a developmental stage company.  Additionally, the Company's management has expressed substantial doubt about our ability to continue as a going concern. The Company needs to raise additional capital to continue operations and to implement its plan of operations.  The Company has insufficient capital to continue operations for the next 12 months.  The Company requires up to $40,000 to continue its current operations for the next 12 months. The officer, director and principal shareholder has verbally agreed to provide additional capital, up to $40,000, to the Company to funds it current operations until the Company can raise additional capital; however, there is no guarantee that our officers and directors will provide the loan to the Company. The company needs to raise capital in the amount of $1,600,000 to fully execute on its business plan on claiming at least 12-15 thoroughbreds over the next 18 months.  The Company initially needs to raise $200,000 to begin implementing its business plan and acquiring thoroughbreds to race in claiming races.  The Company needs the additional $1,400,000 to acquire a total of 8 thoroughbreds for its claiming division and 3-5 for its allowance/stakes division.   The Company has not secured the financing necessary to execute timetables and/or acquisitions stated above.   Furthermore, there is no guarantee that the Company will be able to raise the funds discussed in this paragraph.

Going Concern

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Management feels the limited history of the Company and its future cash needs to implement its business plan raise substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management's plans with respect to alleviating the adverse financial conditions that caused shareholders to express substantial doubt about the Company’s ability to continue as a going concern are as follows:

The Company’s current assets are not deemed to be sufficient to fund ongoing expenses related to the planned expansion of operations. In order to implement its entire business plan, the Company will need to raise additional capital through equity or debt financings or through loans from shareholders or others. The ability of the Company to continue as a going concern is dependent upon its ability to successfully raise additional capital and eventually attain profitable operations. There can be no assurance that the Company will be able to raise additional capital or execute its business strategy. These factors raise substantial doubt about the company’s ability to continue as a going concern.

Note 2 – Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Depreciation

The Company depreciates horses that it acquires a 50% or greater position in.  The Company depreciates the horse via straight-line depreciation over its useful life of 3 years.

Basic and diluted net loss per share

The Company computes loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using treasury stock method, and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. Common stock equivalents pertaining to the convertible debt, options, warrants and convertible preferred shares were not included in the computation of diluted net loss per common share because the effect would have been anti-dilutive due to the net loss for the years ended August 31, 2013 and 2012.

Income taxes

The Company accounts for income taxes under ASC 740 "Income Taxes" which codified SFAS 109, "Accounting for Income Taxes" and FIN 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.  109.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Research and Development

Costs associated with the thoroughbred research are charged to expense as incurred.

Revenue Recognition

The company pursues opportunities to realize revenues from two principal activities: purse winnings from racing horses and selling its horses in claiming races. It is the company’s policy that revenues and gains will be recognized in accordance with ASC Topic 605-10-25, “Revenue Recognition.” Under ASC Topic 605-10-25, revenue earning activities such as horse races are recognized upon claiming the purse winnings and the company has substantially accomplished all it must do to be entitled to the benefits represented by the revenue. Gains or losses from the sale of the horses are recognized when the horse is sold or otherwise disposed of, the cost and associated accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the statement of operations.

Fair Value Measurements

As defined in ASC 820 “Fair Value Measurements”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by ASC 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Recently issued accounting standards

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 – Related Party Transaction

On August 20, 2013, a note payable of $7,000 was due to CEO Joseph Wade. The note is unsecured, non-interest bearing and matures on December 31, 2014.

On August 22, 2013 the Company acquired a thoroughbred named Rock Off from Joseph Wade, CEO, for $55,000. As part of the acquisition the company issued 9,800 shares of Common Stock to Joseph Wade with a fair value of $49,000 and issued a promissory note for $6,000. The note is unsecured, non-interest bearing and matures on December 31, 2014. The acquisition of thoroughbred was accounted for as cost basis.

During the fiscal year ended August 31, 2013 and 2012, Joseph Wade, CEO, contributed $8,000 and $5,000 respectively of capital to the Company for thoroughbred research.

Note 4 – Income Taxes

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. Under ACS 740 “Income Taxes,” when it is more likely than not that a tax asset cannot be realized through future income the Company must allow for this future tax benefit.  We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The Company has not taken a tax position that, if challenged, would have a material effect on the financial statements for the periods ended August 31, 2013, applicable under ACS 740.  As a result of the adoption of ACS 740, we did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of accumulated deficit on the balance sheet. The company has a net operating loss carry forward of approximately $20,000 and $7,000 for the year ended August 31, 2013 and 2012, respectively which start to expires in 2032.  This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

The component of the Company’s deferred tax asset as of August 31, 2013 and 2012 are as follows:

	2013	2012
Deferred Tax Assets	$7,078	$2,293
Valuation allowance	(7,078)	(2,293)
Net deferred tax asset	$-	$-

Note 5 – Common and Preferred Stocks

On February 23, 2012 we issued 850,000 shares of Common Stock of Embarr Down of California to Joseph Wade for $2,500 in cash which was used for general corporate expenses.

On February 23, 2012 we issued 95,000 shares of Common Stock of Embarr Down of California to SC Capital for $375 in cash which was used for general corporate expenses.

On February 23, 2012 we issued 55,000 shares of Common Stock of Embarr Down of California to 3rd party for $250 in cash which was used for general corporate expenses.

Effective August 20, 2013, Embarr Downs, Inc. entered into a Share Exchange Agreement with Embarr Downs of California, Inc., pursuant to which, the Company agreed to exchange the outstanding common stock of Embarr Downs of California, Inc. held by the Embarr Downs of California, Inc. Shareholders (for the 1,000,000 shares listed above) for 38,400 shares of common stock and 4,000,000 series A preferred stock of the Company. At the Closing, there were approximately 1,000,000 shares of Embarr Downs of California, Inc. common stock outstanding. Pursuant to the Share Exchange Agreement, the shares of Embarr Downs of California, Inc. common stock, were exchanged for 38,400 and 4,000,000 new shares of the Company’s common stock and preferred stock, par value of $0.0001and $0.001 per share, respectively. At the closing of the agreement, Embarr Downs, Inc. had approximately 30,084 shares of common stock issued outstanding and no preferred stock.

As a result of the Share Exchange Agreement and the other transactions contemplated thereunder, Embarr Downs of California, Inc. is now a majority owned subsidiary of the Company. Also all officers and directors resigned as of August 20, 2013 and Joseph Wade was appoint as sole director of the Company and as President/CEO.  As part of the Merger, Sovereign Oil, Inc. was spun out and all shareholders of the Company as of August 20, 2013 will receive 1 share of Sovereign Oil, Inc. for each 50 shares owned of Globalgroup Investment Holdings.  Additionally all assets and liabilities of the Company were transferred to Sovereign Oil prior to Sovereign Oil being spun out.  Therefore, as of August 20, 2013, the Company will no longer own or have any rights in Sovereign Oil or any other assets that exist prior to August 20, 2013.

For accounting purposes, this transaction is being accounted for as a reverse merger and has been treated as a recapitalization of Embarr Downs, Inc., with Embarr Downs of California, Inc. is considered the accounting acquirer, and the financial statements of the accounting acquirer became the financial statements of the registrant. The Company did not recognize goodwill or any intangible assets in connection with the transaction. The 138,400 and 4,000,000 shares of common stock and Series A preferred stock, respectively, issued to the shareholder of Embarr Downs of California, Inc., and its designees in conjunction with the share exchange transaction have been presented as outstanding for all periods. The historical consolidated financial statements include the operations of the accounting acquirer for all periods presented.

Series A Preferred

The Series A Preferred Stock consist of 4,000,000 authorized and 4,000,000 are issued and outstanding as of the date of this filing.  The Series A Preferred has the following terms and rights:

Dividend: No dividend rights

Ranks: Ranks superior to the Company’s Common Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, including the payment of dividends.

Conversion Provisions. Each Series A Preferred Share cannot be converted into Common Shares, unless it is approved by the Board of Directors and agreed upon by the Series A Preferred Shareholders.

Voting Rights. Except as otherwise required by law, each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to two thousand five hundred (2,500) Common Shares. Except as otherwise required by law or by these Articles, the holders of shares of Common Stock and Preferred Stock shall vote together.

Note 6 - Subsequent Events

On September 20, 2013 the Company and its shareholders approved a reverse stock split of the outstanding common shares of the Company by a ratio of  One for Fifty Thousand (1:50,000) (the “Split”) with a record date of October 10, 2013 to be effective on October 16, 2013. The Company accounted for the reverse stock split retrospectively and is presented accordingly in the Company’s audited consolidated financial statements as of August 31, 2013.

 On September 20, 2013 the Company’s Board of Directors voted to issue to shareholders of record on October 9, 2013 shares of its Series B Preferred Stock, with a face value of $1.00.  Each shareholder received 1 share of Series B Preferred Stock for each 2,500 common shares owned (for an effective price of $.0004 per common share).  Any fractional shares were rounded up. The Preferred Stock shall be mandatorily redeemed or converted by the Company no later than August 31, 2018.  The conversion ratio shall be equal to $1.00 divided by the closing market price on the date of conversion. The redemption price is $1.00 per share.

Note 7 – Pro Forma Financial Statements

Embarr Downs, Inc.
Unaudited Combined Pro Forma Balance Sheet at
May 31 2013
ASSETS

	Embarr Downs, Inc.	Embarr Downs of California, Inc.	Pro Forma Adjustments	Adjusted Pro Forma Totals

CURRENT ASSETS
Cash	-	2,226	-	2,226

TOTAL ASSETS	$-	$2,226	$-	$2,226

LIABILITIES AND STOCKHOLDERS' DEFICIT

STOCKHOLDERS' DEFICIT
Series A Preferred Stock, Par Value $.001, 50,000,000 shares authorized, 4,000,000 issued and outstanding	-	-	4,000	4,000

Common stock, Par Value $.001, 89,000 shares authorized, 30,084 issued and outstanding	3	-	4	7
Additional paid in capital	(3)	16,125	(4,004)	(12,118)
Accumulated deficit	-	(13,899)	-	(13,899)

TOTAL STOCKHOLDERS' DEFICIT	-	2,226	-	2,226

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$-	$2,226	$-	$2,226

Embarr Downs, Inc.
Unaudited Combined Pro Forma Statements of Expenses
Year ended August 31, 2012

	Embarr Downs, Inc.	Embarr Downs of California Inc.	Pro Forma Adjustments	Pro Forma Adjusted Combined Totals

Operating expenses
General and administrative expenses	-	6,550	-	6,550

Total operating expenses	-	6,550	-	6,550

LOSS FROM OPERATIONS	-	(6,550)		(6,550)

Net loss	-	(6,550)	-	(6,550)

Net Loss Per Share - Basic and Diluted	$-	$(0.17)	$-	$(0.10)

Weighted Average Shares Outstanding - Basic and Diluted	30,084	38,400	-	68,484

Embarr Downs, Inc
Unaudited Combined Pro Forma Statements of Expenses
Nine Months Ended May 31, 2013

	Embarr Downs, Inc.	Embarr Downs of California, Inc.	Pro Forma Adjustments	Pro Forma Adjusted Combined Totals

Operating expenses
General and administrative expenses	-	7,349	-	7,349

Total operating expenses	-	7,349	-	7,349

LOSS FROM OPERATIONS	-	(7,349)	-	(7,349)

Net loss	-	(7,349)	-	(7,349)

Net Loss Per Share - Basic and Diluted	$-	$(0.00)	$-	$(0.00)

Weighted Average Shares Outstanding - Basic and Diluted	30,084	38,400	-	68,484

Notes to Unaudited Pro Forma Consolidated Financial Statements

Embarr Downs, Inc. entered into a Share Exchange Agreement with Embarr Downs of California, Inc., whereby Embarr Downs, Inc exchanged 38,400 and 4,000,000 of its outstanding shares of common stock and preferred, respectively for 100% of the outstanding shares of Embarr Downs of California, Inc. common stock. As of the closing date, Embarr Downs of California, Inc. will operate as a wholly owned subsidiary of Embarr Downs, Inc.

As a result of the Share Exchange Agreement, each outstanding share of Embarr Downs of California, Inc. common stock shall be transferred, conveyed and delivered to Embarr Downs, Inc. in exchange for 38,400 and 4,000,000 newly-issued shares of common stock and preferred stock of Embarr Downs, Inc.

As of the closing date of the Share Exchange Agreement, the former shareholders of Embarr Downs of California, Inc. held approximately 56% of the issued and outstanding common shares of Embarr Downs, Inc.  The issuance of 38,400 common shares and 4,000,000 preferred shares to the former shareholders of Embarr Downs of California, Inc. was deemed to be an acquisition for accounting purposes.  The number of shares outstanding and per share amounts have been restated to recognize the recapitalization as reflected in proforma adjustments.

The proforma consolidated balance sheets of Embarr Downs, Inc. and Embarr Downs of California, Inc.  are presented here as of August 31, 2012.  The proforma consolidated statements of expenses for Embarr Downs, Inc. and Embarr Downs of California, Inc. are presented here as of the year ended August 31, 2012 and the nine months ended May  31, 2013.

On September 20, 2013 the Company and its shareholders approved a reverse stock split of the outstanding common shares of the Company by a ratio of  One for Fifty Thousand (1:50,000) (the “Split”) with a record date of October 10, 2013 to be effective on October 16, 2013. The Company accounted for the reverse stock split retrospectively and is presented accordingly in the Company’s unaudited Pro Forma consolidated financial statements as of August 31, 2013.